EXHIBIT 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

August 1, 2017

among

PharMerica Corporation,

Phoenix Parent Holdings Inc.

and

Phoenix Merger Sub Inc.

TABLE OF CONTENTS

i

Section 12.14. No Third-Party Beneficiaries	80
Section 12.15. No Recourse	80

Exhibit A – Certificate of Incorporation of Surviving Corporation

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of August 1, 2017, among PharMerica Corporation, a Delaware corporation (the “Company”), Phoenix Parent Holdings Inc., a Delaware corporation (“Parent”), and Phoenix Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H :

WHEREAS, on the terms and subject to the conditions set forth herein, Parent desires to acquire the Company and Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Board of the Company (the “Board”) has (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, and (iii) resolved, subject to Section 7.03(c), to recommend acceptance of this Agreement and all of the transactions contemplated by this Agreement, including the Merger, by the stockholders of the Company (such recommendation, the “Company Recommendation” and the actions taken in clauses (i), (ii) and (iii), the “Board Actions”).

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, each of the Equity Investors has delivered to the Company a Limited Guarantee, pursuant to which each Equity Investor has, severally and not jointly, guaranteed certain obligations of Parent and Merger Sub under this Agreement on the terms and conditions set forth in such Limited Guarantee;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, the Equity Investors have delivered to the Company the Support Agreement; and

WHEREAS, the respective boards of directors of each of Parent and Merger Sub have, on the terms and subject to the conditions set forth herein, (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of Parent and Merger Sub, respectively, and (b) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

Article 1
Definitions

Section 1.01.  Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide offer or proposal from a Person or “group” (within the meaning of Section 13(d)(3) of the 1934 Act) of Persons relating to (i) any acquisition or purchase, direct or indirect, whether in one transaction or a series of transactions, of 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Person or group beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

“Applicable Law” means, with respect to any Person, any domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Louisville, Kentucky or New York, New York are authorized or required by Applicable Law to close.

“Closing Fiscal Year” means the fiscal year of the Company in which the Closing Date falls.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2016 and the footnotes thereto set forth in the Company 10-K.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Sub.

“Company Material Adverse Effect” means any event, change, effect, circumstance or occurrence (each, a “Change”) that, individually or in the aggregate with any other Changes, (A) prevents or materially delays or materially impairs the ability of the Company to consummate the Merger and the transactions contemplated hereby or (B) has a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect resulting from (i) changes or prospective changes after the date hereof in GAAP or the interpretation thereof, (ii) general economic, political, or regulatory conditions in the United States or any other country or region, including changes in financial, credit, securities or currency markets (including changes in interest or exchange rates), (iii) conditions generally affecting the industries in which the Company and its Subsidiaries operate, (iv) changes or prospective changes after the date hereof in Applicable Law or the interpretation thereof, (v) acts of war, sabotage, terrorism or natural disasters or cyberattacks, (vi) except in the case of Section 5.04, the execution of this Agreement or the announcement or consummation of the transactions contemplated by this Agreement or the identity of or any facts or circumstances relating to Parent, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company and any of its Subsidiaries with customers, suppliers, service providers, employees, Governmental Authorities or any other Persons and any stockholder or derivative litigation relating to the execution, delivery and performance of this Agreement or the announcement or consummation of the transactions contemplated by this Agreement, (vii) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (viii) any actions taken (or omitted to be taken) at the request of Parent or Merger Sub, (ix) changes in the price and/or trading volume of the Shares or any other securities of the Company on the NYSE or any other market in which such securities are quoted for purchase and sale or changes in the credit ratings of the Company (it being understood that any underlying facts giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect) or (x) any actions taken (or omitted to be taken) by the Company or any of its Subsidiaries that are expressly contemplated under this Agreement (other than actions of the Company required in the first sentence of Section 7.01), except, in the case of clauses (i), (ii), (iii), (iv) or (v) to the extent the Company and its Subsidiaries, taken as a whole, are materially and disproportionately impacted thereby relative to other entities operating in the same industry or industries in which the Company and its Subsidiaries operate (in which case the incremental material and disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, change in control, retention or similar plan or agreement or (iii) other plan or agreement providing for compensation, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance, medical, dental, vision, prescription or fringe benefits, life insurance, relocation benefits, disability benefits, supplemental unemployment benefits or post-employment or post-retirement pension, health, medical or insurance benefits (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries, or (y) for which the Company or any of its Subsidiaries has any direct or indirect liability.

“Company Service Provider” means an employee, officer or director of the Company or any of its Subsidiaries.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016.

“Contract” means any written or oral license, lease, agreement, contract, commitment, understanding, permit, concession, franchise, note, bond, mortgage, indenture, deed of trust or other instrument or obligation, in each case to which there are continuing and binding rights, liabilities or obligations.

“Debt Financing Failure” means that the proceeds of all or part of the Debt Financing are not available to Parent or its Subsidiaries pursuant to the terms of the Debt Commitment Letters on the date on which the Closing was required to have occurred pursuant to Section 3.01(b) (other than as a result of (i) breach of the Debt Commitment Letters by Parent or any of its Subsidiaries or (ii) a breach of this Agreement by Parent or Merger Sub).

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any and all statutes, laws, regulations or rules that have as their principal purpose the protection of the environment.

“ERISA” means the Employment Retirement Income Security Act of 1974.

“Federal Health Care Program” has the meaning ascribed to such term at 42 U.S.C. § 1320a-7b(f).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof, or any other body exercising or entitled to exercise any governmental, regulatory or administrative authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means all intellectual property rights arising under Applicable Law, including the following: (i) trademarks, service marks, trade names, and logos, corporate names, social and mobile media identifiers, and all goodwill associated with the foregoing, (ii) domain names, (iii) mask works, inventions, patents (including any patent applications and any renewals, reissues, extensions, continuations-in-part and continuations related thereto), and (iv) trade secrets, copyrights, methods, processes and know-how (including any registrations or applications for registration of any of the foregoing), and any other similar type of intellectual property rights; in each case, whether registered or unregistered and together with any pending applications for registration and registrations thereof.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means (i) the Chief Executive Officer of Amerita, Inc. and (ii) any employee of the Company or any of its Subsidiaries (other than Amerita, Inc. and its Subsidiaries) with the title of Vice President or above.

“knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Section 1.01(a) of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge of the individuals listed on Section 1.01(a) of the Parent Disclosure Schedule.

“Lender Related Party” shall mean any person or party to the Debt Commitment Letters or providing the Debt Financing and any of their respective former, current and future Affiliates and any of their or such Affiliates’ respective former, current and future officers, directors, managers, employees, controlling persons, stockholders, equityholders, members, managers, partners, agents, representatives, successors or assigns or any former, current and future Affiliate, officer, director, manager, employee, controlling person, stockholders, equityholder, member, manager, partner, agent, representative, successor or assign of any of the foregoing.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, exclusive license or other similar adverse claim of any kind in respect of such property or asset.

“Marketing Period” means the first period of 18 consecutive Business Days commencing after the date hereof and throughout and at the end of which (a) Parent shall have received the Required Information from the Company and (b)(i) the conditions set forth in Section 10.01 and Section 10.02 are satisfied (except for those conditions that by their nature are to be satisfied at the Closing) and (ii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 10.01 or Section 10.02 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 18 consecutive Business Day period; provided that (x) (A) July 3, 2017 shall not constitute a Business Day, (B) if the Marketing Period has not been completed on or prior to August 18, 2017, the Marketing Period shall commence no earlier than September 6, 2017, (C) November 24, 2017 shall not constitute a Business Day and (D) if the Marketing Period has not been completed on or prior to December 15, 2017, the Marketing Period shall commence no earlier than January 2, 2018 and (y) the Marketing Period shall not be deemed to have commenced if (I) after the date of this Agreement and prior to the completion of the Marketing Period, KPMG LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by KPMG LLP or another independent accounting firm reasonably acceptable to Parent, (II) the Required Information contains any untrue statement of material fact or omits to state any material fact necessary in order to make the statements contained therein not misleading, in which case the Marketing Period shall not be deemed to commence unless and until such Required Information has been updated so that there is no longer any such untrue statement or omission or (III) the Company shall have announced any intention to restate any historical financial statements of the Company or other financial information included in the Required Information, or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded no such restatement shall be required.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“NYSE” means the New York Stock Exchange.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Material Adverse Effect” means any event, change, effect, development or occurrence that would reasonably be expected to prevent, materially impair or materially delay the ability of Parent or Merger Sub to perform its obligations hereunder or prevent, materially impair or materially delay the Closing, the Merger or the other transactions contemplated hereby.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pro Rata Bonus Amount” means for each Company Service Provider an amount equal to such Company Service Provider’s target annual incentive opportunity, prorated for the period beginning on January 1, 2017 and ending on the earlier of (x) the Closing Date and (y) December 31, 2017 and calculated based on the number of days the Company Service Provider worked during this time period.

“Representatives” of a Person, means, collectively, such Person’s Affiliates and such Person’s and such Person’s Affiliates’ directors, officers, employees, investment bankers, attorneys, accountants, consultants and other agents, advisors or representatives.

“Required Information” means, (i) collectively, the historical consolidated financial statements of the Company identified in paragraph 5 of Exhibit C of the Debt Commitment Letter and (ii) all other information and data necessary for Parent to satisfy the condition set forth in paragraph 6 of Exhibit C of the Debt Commitment Letter

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the Board or other Persons performing similar functions are at any time directly or indirectly owned by such Person.

“Support Agreement” means that certain support agreement, dated as of the date hereof, between the Equity Investors and the Company.

“Taxes” means (i) all United States federal, state, local or foreign taxes, charges, levies, fees, duties or other assessments, including, without limitation, income, gross receipts, excise, real and personal property, profits, estimated, severance, occupation, social security, production, capital gains, capital stock, goods and services, environmental, employment, withholding, stamp, value added, alternative or add-on minimum, sales, transfer, use, license, payroll and franchise taxes and other taxes, charges, levies, fees, duties or other assessments of any kind whatsoever and (ii) any interest, penalties, fines, related liabilities or additions to tax imposed by any Taxing Authority with respect to such taxes, charges, levies, fees, duties or other assessments.

“Taxing Authority” means any Governmental Authority responsible for the imposition, collection or administration of any Tax.

“Tax Return” means any report, return, document, declaration or other information or filing supplied or required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any attached schedules, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information, and any amendment to any of the foregoing.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than the Company, Parent or any of their respective Affiliates.

“Willful Breach” means a breach of this Agreement or the Support Agreement that is the consequence of an act or omission by a party hereto or thereto with the actual knowledge that the taking of such act or failure to take such act would be a breach of this Agreement or the Support Agreement.

(b)   Each of the following terms is defined on the page set forth opposite such term:

1933 Act	10
1934 Act	10
Acquisition Proposal	6
Acquisition Proposal Documentation	49
Adverse Recommendation Change	49
Affiliate	6
Alternate Financing	58
Antitrust Action	60
Antitrust Division	61
Applicable Law	6
Burdensome Condition	61
Business Day	6
Cancelled Shares	17
Capital Expenditure Budget	47
Certificate of Merger	16
Certificates	17
Change	7
Closing	15
Closing Date	15
Closing Fiscal Year	6
COBRA	6
Code	6
Commitment Letters	43
Company 10-K	8
Company Balance Sheet	6
Company Balance Sheet Date	27
Company Disclosure Documents	27
Company Disclosure Schedule	7
Company Material Adverse Effect	7
Company Option	19
Company Payment Agreements	30
Company Payment Programs	30
Company Permits	28
Company Plan	8
Company SEC Documents	25
Company Securities	24
Company Service Provider	8

Company Stock Unit	20
Company Subsidiary Securities	25
Company Termination Fee	73
Confidentiality Agreements	48
Continuing Employee	55
Contract	8
Converted Shares	17
Credit Agreement	66
D&O Insurance	53
Debt Commitment Letters	43
Debt Financing	43
Debt Financing Failure	8
Delaware Law	8
Determination Notice	51
Dissenting Shares	19
Effective Time	16
e-mail	71
End Date	69
Enforceability Exceptions	22
Environmental Laws	8
Equity Commitment Letters	43
Equity Financing	43
Equity Investor	43
ERISA	8
Exchange Fund	17
Excluded Shares	17
Federal Health Care Program	8
Financing	43
Financing Sources	43
FTC	61
GAAP	8
Government Official	32
Governmental Authority	8
HSR Act	9
Indemnified Person	53
Insurance Policies	40
Intellectual Property	9
Interest Expense	75
IRS	9
Key Employee	9
KKR	61
knowledge	9
Lease	32
Lender Related Party	9
Lien	9
Limited Guarantee	44

Marketing Period	9
Material Contract	38
Merger	15
Merger Consideration	16
Multiemployer Plan	10
New Debt Commitment Letter	58
Non-Recourse Party	75
NYSE	10
Parent Disclosure Schedule	10
Parent Material Adverse Effect	10
Parent Related Parties	75
Parent Termination Fee	74
Paying Agent	17
Payoff Amount	66
Payoff Letter	66
Person	10
Preferred Shares	23
Pro Rata Bonus Amount	11
Proxy Statement	63
Representatives	11
Required Amount	43
Required Information	11
RSU Payment	20
Sarbanes-Oxley Act	26
SEC	11
Shares	16
Stockholder Approval	23
Stockholder Meeting	64
Subsidiary	11
Superior Proposal	52
Support Agreement	11
Surviving Corporation	15
Tax Return	11
Taxes	11
Taxing Authority	11
Third Party	11
Third Party Confidentiality Agreement	51
Uncertificated Shares	17
Unvested Company Stock Unit	20
Vested Company Stock Unit	20
WARN	37
Willful Breach	12
Willful Breach Antitrust Termination Fee	74

Section 1.02.  Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to materials that were provided to Parent or disclosed to Parent prior to date hereof are only so disclosed or provided if such matter was disclosed in the online “data room” no later than two Business Days prior to the date hereof.

Article 2
[Intentionally omitted]

Article 3
THE MERGER

Section 3.01.  The Merger. (a) Upon the terms and conditions of this Agreement, at the Effective Time, Merger Sub shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Sub shall cease and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b)      Subject to the provisions of Article 10, the closing of the Merger (the “Closing” and the date on which the Closing occurs, the “Closing Date”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 at 10:00 a.m. New York time, on the third Business Day after the satisfaction or (to the extent permissible) waiver by the party or parties entitled to the benefit thereof of the conditions set forth in Article 10 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing); provided, that notwithstanding the satisfaction or waiver of the conditions set forth in Article 10, Parent shall not be required to effect the Closing until the earlier of (i) a date during the Marketing Period specified by Parent on no less than three Business Days’ prior written notice to the Company (provided, that the Closing on such date may be postponed by Parent to another date during the Marketing Period (or on or before the second Business Day following the final day of the Marketing Period) to permit the contemporaneous consummation of the Financing), and (ii) the second Business Day following the final day of the Marketing Period (as it may be extended pursuant to the definition of “Marketing Period”) (subject, in each case, to the satisfaction or waiver in writing of all of the conditions set forth in Article 10 as of the date determined pursuant to this Section 3.01(b)), or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.

(c)      At the Closing, the Company and Merger Sub shall file a certificate of merger (the “Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the Certificate of Merger).

(d)      From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under Delaware Law.

(e)      At the Closing, all indebtedness and other amounts of any kind owing as of the Closing Date under the Credit Agreement will be fully repaid with immediately available funds in accordance with the Payoff Letter.

Section 3.02.  Conversion of Shares. At the Effective Time:

(a)      Except as otherwise provided in Section 3.02(b) or Section 3.04, each share of common stock, $0.01 par value, of the Company (collectively, the “Shares”) outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash equal to $29.25 per Share (such amount, the “Merger Consideration”) without interest. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each of them shall thereafter represent only the right to receive the Merger Consideration.

(b)      Each Share held by the Company as treasury stock (other than Shares in a Company Plan) or owned by Parent or Merger Sub immediately prior to the Effective Time shall be cancelled, and no payment shall be made with respect thereto (the

“Cancelled Shares”). Each Share held by any Subsidiary of the Company (or any Subsidiary of Parent (other than Merger Sub)) immediately prior to the Effective Time, if any, shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time (the “Converted Shares” and together with the Cancelled Shares, the “Excluded Shares”).

(c)      Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation (except for any such shares resulting from the conversion of Converted Shares, if any, pursuant to Section 3.02(b)).

Section 3.03.  Surrender and Payment. (a) Immediately prior to the Effective Time, Parent shall deposit or shall cause to be deposited, with a nationally recognized financial institution selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) (the “Paying Agent”), for the benefit of the Company’s stockholders (other than holders of Dissenting Shares or Excluded Shares), a cash amount in immediately available funds necessary for the Paying Agent to make payments contemplated by Section 3.02(a) (such cash being referred to as the “Exchange Fund”). With respect to any Dissenting Shares, Parent shall only be required to deposit or cause to be deposited with the Paying Agent funds sufficient to pay the aggregate Merger Consideration payable in respect of such Dissenting Shares if the holder thereof fails to perfect or effectively withdraws or losses its appraisal rights under the DGCL. The Paying Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding the stockholders’(i) certificates representing Shares (the “Certificates”) or (ii) uncertificated Shares represented by book-entry (the “Uncertificated Shares”) but shall acquire no rights or interests in Shares represented thereby. The Paying Agent agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company and Parent. The Paying Agent shall invest the Exchange Fund as directed by Parent. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 3.02(a) shall be promptly returned to the Surviving Corporation. The Paying Agent shall make delivery of the aggregate Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(b)      (i) Promptly after the Effective Time (and in any event within two (2) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate representing Shares (other than holders of Excluded Shares) (A) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section

3.08) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 3.08) in exchange for the Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 3.08) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 3.07) equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 3.08) multiplied by (y) the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration.

(ii) Notwithstanding anything to the contrary in this Agreement, any holder of Uncertificated Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 3.02(a). In lieu thereof, each holder of record of one or more Uncertificated Shares whose Shares were converted into the right to receive the Merger Consideration shall upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, the Merger Consideration in respect of each such Share, and the Uncertificated Shares of such holder shall forthwith be cancelled.

(c)      If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(d)      After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 3.

(e)      Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 3.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares twelve months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such Shares for the Merger Consideration in accordance with this Section 3.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such Shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of Shares for any amount properly paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

Section 3.04.  Dissenting Shares. Notwithstanding Section 3.02, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such Shares (“Dissenting Shares”) in accordance with Section 262 of Delaware Law shall not be converted into the right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. As of the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to seek appraisal under Delaware Law. The Company shall give Parent prompt written notice of any demands received by the Company for appraisal of Shares, and Parent shall have the right to participate in and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands. If any holder of Dissenting Shares shall have effectively waived, withdrawn or lost its rights under Section 262 of Delaware Law with respect to any Dissenting Shares, such Dissenting Shares shall thereupon be treated as though they had been converted into the aggregate Merger Consideration payable with respect to such Dissenting Shares pursuant to Section 3.02(a).

Section 3.05.  Treatment of Equity Awards. Except as otherwise agreed in writing between Parent and a holder of an option to purchase Shares granted under any Company Plan (each, a “Company Option”), each Company Option, whether vested or unvested and whether subject to time-based or performance-based vesting, that is outstanding as of immediately prior to the Effective Time, shall, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of such Company Option, become fully vested and exercisable as of immediately prior to the Effective Time and shall be cancelled in exchange for the right to receive a cash payment from Parent to the holder thereof, equal to the product of (i) the excess, if any, of the Merger Consideration less the applicable per share exercise price of such Company Option multiplied by (ii) the number of Shares subject to such Company Option, payable at the next practicable payroll of the Company following the Effective Time.

(b)     Except as otherwise agreed in writing between Parent and a holder of a restricted stock unit, performance stock unit or similar right granted under any employee or director plans or arrangements payable in Shares or the value of which is determined with reference to the value of Shares granted under any Company Plan (each, a “Company Stock Unit”) which is outstanding as of immediately prior to the Effective Time and which has vested (or by its terms is scheduled to vest) as of or prior to the Effective Time (each, a “Vested Company Stock Unit”)) shall, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of such Vested Company Stock Unit, be cancelled in exchange for the right to receive a cash payment from Parent to the holder thereof equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Shares underlying such Vested Company Stock Unit, payable at the next practicable payroll of the Company following the Effective Time.

(c)     Except as otherwise agreed in writing between Parent and a holder of a Company Stock Unit, at the Effective Time, each Company Stock Unit which is outstanding as of immediately prior to the Effective Time and which has not vested as of or prior to the Effective Time (each, an “Unvested Company Stock Unit”) shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of such Unvested Company Stock Unit, be cancelled, and in substitution thereof, such holder will be eligible to receive a cash payment from Parent (the “RSU Payment”) equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Shares underlying such Unvested Company Stock Unit, which, for any Unvested Company Stock Unit subject to satisfaction of performance criteria, shall be calculated assuming satisfaction of such criteria at target achievement. The RSU Payment shall initially be unvested, and (i) to the extent such payment relates to an Unvested Company Stock Unit that was subject to time-based vesting, shall vest, subject to continued employment or service, based on the same vesting schedule applicable to such cancelled Unvested Company Stock Unit, and (ii) to the extent such payment relates to an Unvested Company Stock Unit that was subject to performance-based vesting, shall vest, subject to continued employment or service, on the last day of the performance period applicable to such cancelled Unvested Company Stock Unit, in each case subject to any applicable vesting of such Unvested Company Stock Units upon a termination of the holder’s employment under the applicable Company Plan and award agreement relating to the original Unvested Company Stock Unit.

(d)     The Company shall take all actions necessary to provide for the continuation of, and shall not cause or permit the termination prior to the Closing of, the OncoMed Specialty 2014 Phantom Stock Plan, the Amerita, Inc. 2013 Stock Appreciation Rights Plan, such that all awards issued thereunder shall remain outstanding and no acceleration of vesting with respect to any such awards occurs as a result of the transactions contemplated herein.

(e)     At or prior to the Effective Time, the Company, the Board or committee thereof, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 3.05.

Section 3.06.  Adjustments. If, during the period between the date of this Agreement and the Effective Time, the outstanding Shares shall have been changed into a different number of shares or a different class (including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Shares, or stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of Company Options or settlement of Vested Company Stock Units), the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 3.07.  Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Paying Agent, the Surviving Corporation and Parent (and any of their Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax law. To the extent that amounts are so deducted or withheld and paid over to the applicable Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Paying Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 3.08.  Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 3.

Article 4
The Surviving Corporation

Section 4.01.   Certificate of Incorporation. Subject to Section 8.03, the certificate of incorporation of the Company shall be amended as set forth in Exhibit A at the Effective Time and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 4.02.  Bylaws. At the Effective Time, and without any further action on the part of the Company or Merger Sub, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time shall, by virtue of the Merger, be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by Applicable Law.

Section 4.03.  Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable

Law, (a) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

Article 5
Representations and Warranties of the Company

Except as (i) disclosed in any Company SEC Document filed at least two Business Days prior to the date of this Agreement (but excluding any disclosures set forth in any “risk factors” section and any “forward-looking statements” in any other section; it being understood that any factual information contained within such sections shall not be excluded); provided that nothing in the Company SEC Documents shall be deemed to be disclosures against Section 5.01, Section 5.02 or Section 5.05 and only those Company SEC Documents filed after December 31, 2016 shall be deemed to be disclosures against Section 5.10, and (ii) subject to Section 12.05, as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 5.01.  Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted, except for any failure to be in good standing and any failure to have such powers as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the conduct of its business in such jurisdiction, as currently conducted, requires such qualification, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company’s certificate of incorporation and bylaws, as currently in effect, are included in the Company SEC Documents and the Company is not in violation of any of such documents.

Section 5.02.  Corporate Authorization. (a) The execution, delivery and, assuming the representations and warranties set forth in Section 6.10 are true and correct and the receipt of the Stockholder Approval, the performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and have been duly authorized by all necessary corporate action on the part of the Company. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, this Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Applicable Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in suit, action or proceeding at law or in equity (collectively, the “Enforceability Exceptions”)).

(b)      At a meeting duly called and held, the Board has duly and unanimously adopted resolutions, which have not subsequently been rescinded or modified in any way, adopting each of the Board Actions and the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate actions and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated other than adoption of this Agreement by the holders of at least a majority of the outstanding Shares on the record date for the Stockholders Meeting (the “Stockholder Approval”) and the filing with the Secretary of State of the State of Delaware of the Certificate of Merger required by Delaware Law.

Section 5.03.  Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing by the Company with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and of Applicable Law analogous to the HSR Act existing in jurisdictions outside of the United States, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws, (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (d) compliance with the rules and regulations of the NYSE and (e) any other actions or filings (i) required solely by reason of the participation of Parent or Merger Sub (as opposed to any Third Party) in the transactions contemplated hereby or (ii) the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.04.  Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination or cancellation (with or without the passage of time) of any agreement binding upon the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.05.  Capitalization. (a) As of the date hereof, the authorized capital stock of the Company consists of 175,000,000 Shares and 1,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Shares”). As of the close of business on

July 27, 2017, there were issued and outstanding 31,119,870 Shares, no Preferred Shares, Company Options to purchase an aggregate of 230,954 Shares (with a weighted average exercise price of $10.85), no Vested Company Stock Units and Unvested Company Stock Units underlying an aggregate of 1,020,478 Shares (including 513,573 Shares underlying performance-based Unvested Company Stock Units assuming target performance levels). All outstanding shares of capital stock of the Company have been duly authorized and validly issued and fully paid and non-assessable.

(b)     As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Shares may vote.

(c)     Except as set forth in this Section 5.05 and for changes since the close of business on July 27, 2017 resulting from the exercise of Company Options or the settlement of Vested Company Stock Units, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Company (including the Shares), (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in the Company or (iv) stock options, restricted shares, stock appreciation rights, performance units or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. There are no voting trusts or similar agreements to which the Company is a party with respect to the voting of the Company Securities of the Company and no Contracts to which the Company or any of its Subsidiaries is a party that restricts the transfer of, or that provides registration rights in respect of, Company Securities or other capital stock or other equity interests of the Company or any of its Subsidiaries.

(d)     None of (i) the Shares or (ii) any other Company Securities are owned by any Subsidiary of the Company.

(e)     There are no preemptive or other outstanding rights, options (except as set forth in Section 5.05(a)), warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Subsidiaries or any Company Securities or Company Subsidiary Securities, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

Section 5.06.  Subsidiaries. (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and required to carry on its business as now conducted, except for any failure to be in good standing or any failure to have such powers as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where the conduct of its business in such jurisdiction, as currently conducted, requires such qualification, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)     All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company (collectively, the “Company Subsidiary Securities”) is owned, directly or indirectly, by the Company, free and clear of any Lien, and all such Company Subsidiary Securities are validly issued, fully paid and nonassessable. Except for the Company Subsidiary Securities, there are no issued, reserved for issuance or outstanding (i) capital stock or other voting securities of any of the Subsidiaries, (ii) any other securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (iii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iv) stock options, restricted shares, stock appreciation rights, performance units or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. The Company has provided to Parent true, correct and complete copies of each Subsidiary’s certificate of incorporation and bylaws, or equivalent governing documents, as currently in effect, and none of the Subsidiaries are in violation of any of such documents, except where such violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)     Neither the Company nor any of its Subsidiaries owns any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, trust or other entity, other than a Subsidiary of the Company.

Section 5.07.  SEC Filings; Internal Control. (a) The Company has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2014 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)     As of its filing date, each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c)     As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)     Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)     The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the 1934 Act) as required by Rule 13a-15 or 15d-15, as applicable, under the 1934 Act. The Company’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). (i) The Company’s internal control over financial reporting is in compliance with the applicable requirements of Section 404 of the Sarbanes-Oxley Act, and (ii) the Company’s internal control over financial reporting is effective. The Company has disclosed to Parent (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, in each case, that was disclosed to the Company’s auditors or the audit committee of the Company Board in connection with its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof.

(f)     Since January 1, 2014, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NYSE

Section 5.08.  Financial Statements. The audited consolidated financial statements and unaudited condensed consolidated interim financial statements of the

Company included or incorporated by reference in the Company SEC Documents (i) at the time they were filed, complied in all material respects with the applicable rules and regulations of the SEC, the 1933 Act and the 1934 Act, (ii) have been prepared in accordance with GAAP applied, in all material respects, on a consistent basis during the periods involved (except as may be indicated in the notes to the audited financial statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure) and (iii) fairly present in all material respects, or in the case of any financial statements filed after the date of this Agreement will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited condensed interim financial statements). Each required form, report and document containing financial statements that has been filed with or submitted to the SEC since January 1, 2014 was accompanied by the certificates required to be filed or submitted by the Company’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certificate, such certificate was true and accurate and complied in all material respects with the Sarbanes-Oxley Act.

Section 5.09.  Proxy Statement. Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company’s stockholders in connection with the transactions contemplated by this Agreement, including the Proxy Statement, and any amendments or supplements thereto (the “Company Disclosure Documents”), when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act.

(a)     The information contained or incorporated by reference in the Proxy Statement, as of the date it is filed with the SEC, first mailed to the stockholders of the Company, and at the time of the Stockholder Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)     The representations and warranties contained in this Section 5.09 shall not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents or the Proxy Statement based upon information supplied in writing to the Company by Parent or Merger Sub or any of their Representatives specifically for use or incorporation by reference therein.

Section 5.10.  Absence of Certain Changes. (a) Since December 31, 2016 (the “Company Balance Sheet Date”), (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices in all material respects, and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)     From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 7.01.

Section 5.11.  No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind that would be required under GAAP to be disclosed and provided for in a consolidated balance sheet of the Company, other than: (a) liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto; (b) liabilities incurred in the ordinary course of business since the Company Balance Sheet Date; (c) liabilities incurred in connection with the transactions contemplated hereby; and (d) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.12.  Compliance with Laws; Permits; Regulatory Matters.

(a)     Except for violations of Applicable Law which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are, and since January 1, 2014 have been, in compliance with all Applicable Laws. Except for violations of Applicable Law which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has been given written notice of, threatened to be charged with, or, to the knowledge of the Company, is under investigation with respect to, any violation of Applicable Law.

(b)     Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, registrations, supplier numbers, permits, easements, variances, exceptions, consents, certificates, approvals, accreditations and orders of, or required by, any Governmental Authority necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in full force and effect and neither the Company nor any of its Subsidiaries is subject to any administrative, regulatory or judicial audit, inspection, investigation or proceeding that would reasonably be expected to result in any modification, limitation, suspension, termination, revocation or non-renewal thereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are in compliance with the terms and requirements of all Company Permits, and no event has occurred that would reasonably be expected to result in any modification, limitation, suspension, termination, revocation or non-renewal thereof.

(c)     Without limiting the generality of any other representation or warranty made by the Company herein, except for violations of Health Care Laws which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries, and to the knowledge of the Company, all officers, directors, employees, agents and representatives of the Company or any of its Subsidiaries, are, and at all times have been, in compliance with all Health Care Laws applicable to the Company or any of its Subsidiaries. “Health Care Laws” means all Applicable Laws related to the provision of or payment for pharmaceuticals, pharmacy products and services (including institutional, specialty and infusion pharmacy products and services), nursing services, pharmacy management services, or any other healthcare services or items, including, without limitation, (i) all federal, state and local laws, rules and regulations and applicable guidance, manuals or instructions of any Governmental Authority relating to the Medicare (Title XVIII of the Social Security Act) program, including, without limitation, the Medicare Part D program and Medicare Advantage program, the Medicaid (Title XVIX of the Social Security Act) program, the Public Health Service Act (42 U.S.C. §§ 201 et seq.), any other Federal Health Care Program, or any other federal, state or local program under which the Company or any of its Subsidiaries receives payment for any items or services; (ii) all federal, state and local laws, rules, regulations and applicable guidance, manuals or instructions of any Governmental Authority relating to health care fraud and abuse, false claims, self-referral, or kickbacks, including, without limitation: (A) 42 U.S.C. § 1320a-7b(b) (commonly referred to as the “Anti-Kickback Statute”), (B) 42 U.S.C. § 1320a-7a (commonly referred to as the “Civil Monetary Penalties Law”), (C) 42 U.S.C. § 1395nn (commonly referred to as the “Stark Law”), (D) 31 U.S.C. § 3729 et seq.; and (E) 42 U.S.C. § 1320a-7, 42 U.S.C. § 1320a-7a, 42 U.S.C. § 1320a-7b(a), and 18 U.S.C. §§ 286 and 287;(iii) the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq.; (iv) the Prescription Drug Marketing Act of 1987, 21 U.S.C. § 353 et seq.; (v) the Controlled Substances Act, 21 U.S.C. § 801 et seq.; (vi) the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”); (vii) any comparable state or local laws, rules, and regulations and, in each case, the regulations, manuals, guidance and instructions promulgated by or on behalf of Governmental Authorities with respect to such laws, each as amended from time to time, including all state kickback, fee-splitting, false claims, self-referral and privacy laws and regulations, (viii) federal and state laws, rules, regulations, manuals, guidance and instructions relating to billing, coding, coverage, reimbursement, compliance, reporting or claims for services or products provided by the Company or any of its Subsidiaries, including, without limitation, under any Federal Health Care Program, under any other state, federal or other governmental health care or health insurance program, under any private health insurance plan or program; (ix) any and all federal and state laws, rules, regulations, manuals, guidance and instructions of any Governmental Authority relating to any of the Company Permits; (x) any and all federal and state laws, rules, regulations, manuals, guidance and instructions of any Governmental Authority relating to establishment or administration of prescription drug formularies, therapeutic interchange, utilization management, or insurance; and (x) any federal, state or local laws, regulations, manuals, guidance and instructions of any Governmental Authority relating to the operation of pharmacies, the labeling, packaging, storage, handling advertising, dispensing, and distribution of prescription drugs, controlled substances, other drug products or medical devices.

(d)     Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries (i) meet, and since January 1, 2014 has met, all of the applicable requirements for participation and enrollment in, and receipt of payment for claims submitted to, all governmental and private payment programs, including Medicare Part D plans, Medicare Part B, state Medicaid programs, Medicaid managed care organizations and private health care plans, in which the Company or such Subsidiary currently participates or is enrolled or to which the Company or such Subsidiary has submitted claims for payment for drugs or other healthcare items or services provided since January 1, 2014 (“Company Payment Programs”), (ii) has in effect, and with respect to claims submitted since January 1, 2014 had in effect at the time the applicable drugs or other healthcare items and services were provided and when the claim was submitted, all provider, supplier, participation, payor, pharmacy network or similar agreements necessary for it to receive payment for drugs or other healthcare items or services provided by it under each Company Payment Program, including (as applicable) agreements with pharmacy benefit managers, state Medicaid programs, managed care organizations and other third party payors (“Company Payment Agreements”), and (iii) since January 1, 2014, has billed and collected for the drugs and other healthcare services and items provided by it, and maintained accurate and complete records supporting its claims, in compliance with Health Care Laws, Company Payment Agreements and all policies and requirements applicable to Company Payment Programs. The Company has not received any notice of termination or non-renewal of any Company Payment Agreement or any notice asserting that it is in default of any Company Payment Agreement, nor, to the Company’s knowledge, has any such termination, non-renewal or notice of default been threatened, other than with respect to Company Payment Agreements whose termination or non-renewal would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2014, neither the Company nor any of its Subsidiaries has received any written notice of any action pending or, to the knowledge of Company, threatened, to revoke, limit, suspend or terminate the participation or enrollment of the Company or any of the Company Subsidiaries in any Company Payment Program, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no event has occurred which, with the giving of notice, the passage of time, or both, would constitute grounds for termination, suspension or limitation in the participation of the Company or any of its Subsidiaries in any Company Payment Program, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) all claims submitted by the Company or any of its Subsidiaries under any Company Payment Program have been submitted in compliance with all Health Care Laws, any applicable Company Payment Agreement and all other requirements applicable to the given Company Payment Program, and (ii) to the extent the Company or any of its Subsidiaries has any obligation to reverse any such claim or to refund any overpayment thereof under any Health Care Law, Company Payment Agreement or other requirement applicable to the given Company Payment Program, the Company or such subsidiary has done so or will do so, in each case within the timeframe required.

(e)     Except as disclosed on Section 5.12(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to, or has any ongoing reporting obligations pursuant to or under, any corporate integrity agreement, deferred prosecution agreement, monitoring agreement, memorandum of agreement with the Drug Enforcement Administration, consent decree, order, plan of correction or similar agreement with or imposed by any Governmental Authority. Except as disclosed on Section 5.12(e) of the Company Disclosure Schedule, the Company and each of its Subsidiaries which is subject to any agreement referenced in such Section has been, since such agreement went into effect, and currently is, in compliance with all requirements of such agreement.

(f)      Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no claim, action, suit, investigation, audit, subpoena, investigative demand or administrative, regulatory or other legal proceeding pending against, or, to the knowledge of the Company, threatened against, the Company or any of its Subsidiaries relating to the Company’s or any Subsidiary’s participation in, or any non-compliance with requirements applicable to, any Company Payment Program, Company Permit or Health Care Law. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Company Payment Program has imposed a fine, penalty or other sanction on the Company or any of its Subsidiaries and none of the Company or any of its Subsidiaries has been debarred, excluded or suspended from participation in any such program.

(g)     None of the Company, any of its Subsidiaries, nor any director, officer, employee or contractor of the Company or any of its Subsidiaries, (i) has been assessed a civil money penalty under Section 1128A of the Social Security Act or any regulations promulgated thereunder, (ii) has been excluded, debarred or suspended from participation in any Federal Health Care Program or any federal procurement program and non-procurement programs, (iii) has been convicted of any criminal offense relating to the delivery of any item or service under a federal health care program or relating to the unlawful manufacture, distribution, prescription, or dispensing of a prescription drug or a controlled substance or (iv) is a party to or subject to any investigation, action or proceeding concerning any of the matters described above in clauses (i) through (iii) or that could reasonably be expected to result in suspension, debarment or exclusion; provided, that with respect to employees and contractors of the Company or any of its Subsidiaries who are not officers or directors of the Company or any of its Subsidiaries, the representations and warranties set forth in clauses (i), (iii) and (iv) are made only to the Company’s knowledge.

(h)     None of the Company, any of its Subsidiaries, or, to the Company’s knowledge, any officer, director, agent, employee or other Person acting on behalf of the foregoing has since January 1, 2014 offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value to any officer, employee, agent, or any other Person acting in an official capacity for any Governmental Authority (each, a “Government Official”), or to any other Person under circumstances where the Company, any of its Subsidiaries, or any of their officers, directors, agents, employees, or Persons acting on behalf of any of the foregoing knew or had reason to know that all or a portion of such money or thing of value would be offered, promised, or given, directly or indirectly, to any Government Official, for the purpose of (a) influencing any act or decision of such Government Official in his or her official capacity; (b) inducing such Government Official to do, or omit to do, any act in relation to his or her lawful duty; (c) securing any improper advantage; or (d) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case in order to assist the Company, any of its Subsidiaries, or any of their officers, directors, agents, employees, or Persons acting on behalf of any of the foregoing in obtaining or retaining business for or with, or directing business to, any Person.

Section 5.13.  Litigation. There is no claim, action, suit or proceeding pending against, or, to the knowledge of the Company, threatened in writing against, the Company or any of its Subsidiaries before (or, in the case of threatened actions, suits or proceedings, that would be before) or by any Governmental Authority, or any order, injunction, judgment, decree or ruling of any Governmental Authority outstanding against the Company or any of its Subsidiaries, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Authority specifically imposed upon the Company or any of its Subsidiaries which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect.

Section 5.14.  Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(b)     Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, is in breach, violation or default of or under any provision of any Lease. Neither the Company nor any of its Subsidiaries owns any real property. Section 5.14(b) of the

Company Disclosure Schedules contains a list of all Leases of Company or any of its Subsidiaries with annual rent payments in excess of $172,000.

Section 5.15.  Intellectual Property. Section 5.15 of the Company Disclosure Schedules contains a list of all Intellectual Property registrations and applications therefor owned by the Company or its Subsidiaries as of the date hereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe on any Intellectual Property rights of any Person; (b) to the knowledge of the Company, no Person is infringing on the Intellectual Property rights owned by the Company or its Subsidiaries; (c) none of the Intellectual Property owned by the Company or any of its Subsidiaries is subject to any outstanding judgment, injunction, order or decree restricting the use thereof by the Company or its Subsidiaries; (d) the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to protect and maintain the (x) confidentiality of all Intellectual Property owned by the Company or its Subsidiaries, the value of which to the Company and its Subsidiaries is contingent upon maintaining the confidentiality thereof and (y) security, operation and integrity of all material systems and software used in their businesses (and all data stored therein or processed thereby) and there have been no breaches, outages or unauthorized access to or use of same; and (e) the Company and its Subsidiaries are the exclusive owners, free and clear of all Liens (other than Permitted Liens), of all of their material proprietary Intellectual Property (and all of their material Intellectual Property registrations and applications therefor are subsisting and unexpired). The representations and warranties set forth in this Section 5.15 and in Section 5.08 and Section 5.13 constitute the only representations and warranties of the Company in this Agreement relating to the infringement of third party Intellectual Property.

Section 5.16.  Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)      All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law (taking into account all extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b)      The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, except for Taxes being contested in good faith and for which adequate reserves have been established on the financial statements of the Company, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all such Taxes.

(c)      The federal income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2011 and the state and local income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2010 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired. There are no waivers or extensions of any statute of limitations or any periods for assessment or collection requested or currently in effect with respect to any Taxes or Tax Returns of the Company or any of its Subsidiaries.

(d)      There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax. No jurisdiction in which the Company or any of its Subsidiaries has not filed a Tax Return has asserted in writing that the Company or such Subsidiary is required to file such Tax Return, or is subject to taxation, in such jurisdiction.

(e)      Each of the Company and its Subsidiaries has properly withheld, and paid over to the appropriate Taxing Authority, all Taxes that it was required to withhold from any payment (including any dividend or interest payment) made to any employee, independent contractor, creditor, stockholder or other third party.

(f)       Neither the Company nor any of its Subsidiaries (i) has received or applied for a Tax ruling or entered into a “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), in each case, that would be binding upon the Company or any of its Subsidiaries after the Closing Date, (ii) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is or was the Company or any Subsidiary of the Company), (iii) is a party to, bound by, or obligated under any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than (x) any such agreement or arrangement that is solely between or among the Company and/or any of its Subsidiaries, or (y) customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes), or (iv) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor.

(g)      Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting pursuant to Section 481(c) of the Code (or any similar provision of state, local or foreign Law) prior to the Closing, (ii) installment sale or open transaction disposition made on or entered into prior to the Closing Date, (iii) prepaid amount received or paid on or prior to the Closing Date, (iv) election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) or (v) intercompany transaction or excess loss account described in Section 1502 of the Code (or any similar provision of state, local or foreign Law).

(h)      Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(i)       Neither the Company nor any of its Subsidiaries has participated in or has any liability or obligation with respect to any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(j)       There are no Liens with respect to Taxes upon any asset of the Company or any of its Subsidiaries other than Liens for current Taxes not yet due and payable.

(k)      Neither the Company nor any of its subsidiaries has taken any reporting position on any Tax Return which reporting position (i) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of state, local, or foreign Tax Law) and (ii) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or any similar provision of state, local, or foreign Tax Law).

The representations and warranties set forth in this Section 5.16 and in Sections 5.08, 5.11 and Section 5.17 constitute the only representations and warranties of the Company in this Agreement with respect to Taxes.

Section 5.17.  Employee Benefit Plans. (a) Section 5.17(a) of the Company Disclosure Schedule lists each Company Plan. For each Company Plan, subject to Applicable Law, the Company has made available to Parent a copy of such plan and all material amendments thereto, the most recently filed annual return/report (Form 5500), the most recent determination letter, if any, from the IRS for any Company Plan that is intended to qualify pursuant to Section 401(a) of the Code, any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements, and any material notices or other correspondence to or from the IRS or any office or representative of the United States Department of Labor or any similar Governmental Authority received during the past two years.

(b)      Neither the Company nor any of its Subsidiaries sponsors, maintains or contributes to any plan subject to Title IV of ERISA, including any Multiemployer Plan. Neither the Company nor any of its Subsidiaries has in the past six years sponsored, maintained, administered or contributed to any plan subject to Title IV of ERISA, including any Multiemployer Plan. No Company Plan is maintained outside the jurisdiction of the United States or covers any Company Service Provider who resides or works outside of the United States.

(c)      Each Company Plan has been maintained in compliance with its terms and Applicable Law, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material

Adverse Effect. Each Company Plan that is intended to qualify for special tax treatment under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS, or the Company has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired and, to the Company’s knowledge, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being issued or reissued or a penalty under the IRS Closing Agreement Program if discovered during an IRS audit or investigation.

(d)     Except as expressly provided in this Agreement, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will entitle any Company Service Provider to any material payment or benefit or accelerate the time of payment or vesting of any material compensation or benefits, in either case under any Company Plan, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code, or limit or restrict the right of the Company or, after the Closing, Parent to merge, amend or terminate any of the Company Plans.

(e)     No Company Plan provides any post-retirement medical, dental or life insurance benefits to any current or former Company Service Provider (other than coverage mandated by Applicable Law, including COBRA). Neither the Company nor any Subsidiary has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a “gross-up”, indemnification, reimbursement or other payment for any excise or additional taxes, interests or penalties incurred pursuant to Section 409A or under Section 4999 of the Code or due to the failure of any payment to such disqualified individual to be deductible under Section 280G of the Code.

(f)     No action, suit, investigation, audit, proceeding or claim (other than routine claims for benefits) is pending against or involves or, to the Company’s knowledge, is threatened against or threatened to involve, any Company Plan before any Governmental Authority that, individually or in the aggregate, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.18.  Employee and Labor Matters.

(a)      Except as set forth on Section 5.18(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or agreement with any labor organization or other representative of any Company Service Providers. To the Company’s knowledge, as of the date hereof there is no labor union organizing activity being conducted with respect to any material segment of the Company Service Providers, no petition or proceeding seeking union authorization has been filed, and no such activity, proceeding, or petition has been conducted or filed within the past three years.

(b)      There is no labor strike, slowdown or work stoppage pending or, to the Company’s knowledge, threatened against or affecting the Company or any of its Subsidiaries or any Company Service Provider (and neither the Company nor any Subsidiary has experienced any such labor controversy within the past three years), except for such actions and events as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)      All Company Service Providers are located in the United States

(d)      Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company and each of its Subsidiaries are in compliance with all Applicable Laws relating to employment, employment practices, labor relations, payments of wages, and termination of employment, including but not limited to laws prohibiting employment discrimination or retaliation, hours of work and the payment of wages or overtime wages, classification of employees as exempt or non-exempt from overtime pay requirements, the provision of meal and rest breaks, classification of individuals as non-employee contractors or consultants, health and safety and with the provisions of any collective bargaining agreement.

(e)      The entry into this Agreement by the Company or the consummation of the Merger and the other transactions contemplated by this Agreement will not entitle any labor union, works council or other labor organization to any information, consent, bargaining or other rights with respect to the transactions contemplated by this Agreement. The Company and each of its Subsidiaries has complied in all material respects with its respective obligations under Applicable Law or any agreement with any labor union or other employee representative body to bargain with, inform, consult with and/or obtain consent from any such entity during the past two years.

(f)       The Company and each of its Subsidiaries is, and has been since December 31, 2013, in material compliance with the United States Worker Adjustment and Retraining Notification Act (“WARN”) and any similar or comparable applicable foreign, state, or local law pertaining to facility closings and mass layoffs and has no material liabilities thereunder. Neither the Company nor any of its Subsidiaries has engaged in any plant closings or mass layoffs (as defined in WARN) or similar actions under applicable foreign, state or local law, nor has any such action or program been announced or planned for the future.

Section 5.19.  Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)       no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries issued under any Environmental Laws, and there are no judicial, administrative or other third-party actions, suits or proceedings pending or, to the Company’s knowledge, threatened which allege a violation by the Company or any of its Subsidiaries of any Environmental Laws;

(ii)      the Company and each of its Subsidiaries have all environmental permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such permits; and

(iii)     the operations of the Company and each of its Subsidiaries are in compliance with the terms of applicable Environmental Laws.

(b)            Except as set forth in Section 5.08 and this Section 5.19, no representations or warranties are being made by the Company with respect to matters arising under or relating to environmental matters, including any matters arising under Environmental Law.

Section 5.20.  Material Contracts. (a) Section 5.20(a) of the Company Disclosure Schedule contains an accurate and complete list of each Contract described below in this Section 5.20(a) (other than this Agreement and documents filed as exhibits to any Company SEC Document) under which the Company or any of its Subsidiaries has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise), in each case as of the date hereof (each contract of a type described in this Section 5.20(a), other than a Company Plan, a “Material Contract”):

(i)       each Contract that (A) limits in any respect the freedom of the Company or any of its Subsidiaries to compete in any line of business or geographic region, or with any Person, or (B) contains any “most favored nation” provision, exclusive dealing arrangement or arrangement that grants any right of first refusal, first offer, first negotiation or similar preferential right to any other Person;

(ii)      any partnership, joint venture, strategic alliance, collaboration, co-promotion or research and development project Contract that is material to the Company and its Subsidiaries, taken as a whole;

(iii)     each Contract relating to outstanding indebtedness of the Company or any of its Subsidiaries for borrowed money or any financial guaranty thereof, other than (A) contracts among the Company and its wholly owned Subsidiaries and (B) financial guarantees required by Applicable Law to secure obligations to state board of pharmacies, state Medicaid agencies or similar Governmental Authorities or self-regulatory organizations, in each case entered into in the ordinary course of business consistent with past practice not exceeding $7.5 Million in the aggregate;

(iv)     any Contract with any (A) present or former director or officer of the Company, (B) beneficial owner (as defined in Rule 13d-3 under the 1934 Act) of 5% or more of the Shares or (C) Affiliate of any Person described in the foregoing clauses (A) or (B), other than any confidentiality agreements, invention assignment agreements, non-competition agreements in favor of the Company or its Subsidiaries, indemnification agreements with directors and officers of the Company, Company Plans and contracts in connection therewith;

(v)      any Contract (excluding licenses for commercial off-the-shelf computer software with annual fees of less than $400,000 and non-exclusive licenses granted by the Company in the ordinary course of business) to which the Company or any of its Subsidiaries is a party or otherwise bound and pursuant to which the Company or any of its Subsidiaries (A) is granted any license, option or covenant not sue or other rights in or to use any Intellectual Property of a Third Party or (B) has granted to a Third Party any license, option or covenant not to sue or other rights in or to use any Intellectual Property, and, in the case of both (A) and (B), which contract is material to the Company and its Subsidiaries, taken as a whole;

(vi)     any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(vii)    any Contract that limits the incurrence of indebtedness or the declaration or payment of dividends or otherwise imposes a Lien, or restricts the granting of Liens, on any material property or asset of the Company or its Subsidiaries;

(viii)   any Contract providing for a put to the Company or its Subsidiaries or a call of any material assets of the Company or its Subsidiaries;

(ix)      any acquisition agreement, asset purchase agreement, stock purchase agreement or other Contract pursuant to which (A) the Company or any Subsidiary is seeking to acquire a business or material assets with value (or for consideration) in excess of $10 Million, (B) any other Person has the right to acquire any assets of the Company or its Subsidiaries (or any interests therein) after the date of this Agreement with a purchase price of more than $4 Million or (C) that provides for earn-outs, profit sharing or contingent payments with respect to an acquisition of a business or material assets;

(x)       any Contract with any Governmental Authority that is material to the Company and its Subsidiaries taken as a whole;

(xi)      any Contract that obligates the Company or any of its Subsidiaries to make any capital expenditure or investment not contemplated by the Capital Expenditure Budget in excess of $2 Million;

(xii)     any Contract that relates to the settlement of, or other arrangements with respect to, any current or former claim, suit, action, investigation or proceeding (A) with any Governmental Authority, (B) that materially restricts or imposes obligations upon the Company or its Subsidiaries, taken as a whole, or (C) which would require the Company or any of its Subsidiaries to pay consideration of more than $2 Million after the date of this Agreement; or

(xiii)    any Contract pursuant to which the Company or any Subsidiary (A) made payments in excess of $5 Million in the calendar year ended December 31, 2016, (B) is obligated to make payments in excess of $5 Million in any twelve month period ending after the date hereof, (C) received payments in excess of $17 Million in the calendar year ended December 31, 2016 or (D) shall receive payments in excess of $17 Million in any twelve month period ending after the date hereof; in each case (other than with respect to any pharmacy benefit management contracts), which contract is not terminable without penalty upon notice of 60 days or less.

(b)     The Company has provided to Parent an accurate and complete copy of each Material Contract. Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Material Contracts is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, is in violation of any provision of any Material Contract.

Section 5.21.  Finders’ Fees. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, there is no investment banker, financial advisor, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is or will be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement. True and correct copies all of agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC relating to such fees or commissions (or otherwise relating to the transactions contemplated by this Agreement) have been furnished to Parent prior to the date hereof.

Section 5.22.  Opinion of Financial Advisor. The Company has received the opinion of each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, financial advisors to the Company, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s stockholders from a financial point of view.

Section 5.23.  Antitakeover Statutes; Rights Plan. The Board has taken all action necessary so that (assuming the accuracy of Parent’s representations in Section 6.10) Section 203 of Delaware Law is inapplicable to, and to the knowledge of the Company no other “moratorium”, “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws or regulations is applicable to, the Merger and the other transactions contemplated by this Agreement. The Company does not have in effect any “poison pill” or shareholder rights plan.

Section 5.24.  Insurance. Section 5.24 of the Company Disclosure Schedule sets forth a list of all material insurance policies (other than title insurance) maintained by the Company or any of its Subsidiaries (collectively, the “Insurance Policies”) as of the date hereof, copies of which have been made available to Parent. Each such Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid. As of the date hereof, there is no claim pending under any Insurance Policy as to which coverage has been denied or disputed by the underwriters of such Insurance Policy (provided, that a reservation right by the underwriters of such Insurance Policy shall not, to the extent such reservation of rights is set forth on Section 5.24 of the Company Disclosure Schedule, constitute a denial or dispute for purposes of this representation). Since January 1, 2016 up to the date hereof, no notice of cancellation of any Insurance Policy has been received, which Insurance Policy cannot be replaced in the ordinary course of business consistent with past practices. No policy limits of the Insurance Policies have been exhausted, materially eroded or reduced and policies providing substantially similar insurance coverage have been in effect continuously since January 1, 2014.

Article 6
Representations and Warranties of Parent

Parent represents and warrants to the Company that:

Section 6.01.  Corporate Existence and Power. Each of Parent and Merger Sub is duly organized, validly existing and in (where applicable) good standing under the laws of its jurisdiction of organization and has all corporate powers required to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing and any failure to have such powers as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement. Merger Sub was organized solely for the purpose of consummating the Merger and the other transactions contemplated by this Agreement. All of the outstanding shares of capital stock of Merger Sub have been validly issued, are fully paid and non-assessable and are owned by, and at the Effective Time will be owned by, Parent, free and clear of all Liens.

Section 6.02.  Corporate Authorization. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby are within the corporate powers of each of Parent and Merger Sub and have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each in accordance with its terms (except insofar as such enforceability may be limited by the Enforceability Exceptions).

Section 6.03.  Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing by Parent or Merger Sub with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and of Applicable Laws analogous to the HSR Act existing in jurisdictions outside of the United States, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws, (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (d) compliance with the rules and regulations of any national securities exchange on which securities of Parent are listed and (e) any other actions or filings (i) required solely by reason of the participation of the Company (as opposed to any Third Party) in the transactions contemplated hereby or (ii) the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.04.  Non-Contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent or Merger Sub, (b) assuming compliance with the matters referred to in Section 6.03, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law or (c) assuming compliance with the matters referred to in Section 6.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination or cancellation of any agreement binding upon Parent or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.05.  Proxy Statement. (a) The information with respect to Parent and any of its Subsidiaries that Parent supplies to the Company specifically for use in any Company Disclosure Document (including the Proxy Statement) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

(b)     The representations and warranties contained in this Section 6.05 shall not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied in writing to Parent or Merger Sub by the Company or any of its Representatives specifically for use or incorporation by reference therein.

Section 6.06.  Finders’ Fees. There is no investment banker, financial advisor, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or Merger Sub who is or will be entitled to any fee or commission prior to the Closing from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 6.07.  Financing. (a) Parent has delivered to the Company complete, correct and fully executed copies of (i) all commitment letters or other agreements (provided, that provisions in the fee letter relating solely to fees and economic terms agreed to by the parties may be redacted (none of which redacted provisions adversely affect the availability of or impose additional conditions on, the availability of the Debt Financing (as defined below) at the Closing) (the “Debt Commitment Letters”) to which Parent or any of its Subsidiaries is a party relating to any debt financing to be obtained by Parent and its Subsidiaries in connection with the transactions contemplated hereby (the “Debt Financing”) and (ii) equity commitment letters (the “Equity Commitment Letters” and, together with the Debt Commitment Letters, the “Commitment Letters”) from each of Walgreens Boots Alliance, Inc. and KKR Americas Fund XII L.P. (each, an “Equity Investor”) pursuant to which each Equity Investor has committed to provide cash equity to Parent in the respective aggregate amount, and subject to the terms and conditions, set forth therein (the “Equity Financing”) (the Equity Financing, together with the Debt Financing, collectively referred to as the “Financing”). For purposes of this Agreement, “Financing Sources” means, collectively, the sources of Financing of any Commitment Letter.

(b)     As of the date hereof, each of the Commitment Letters is in full force and effect and is a valid and binding obligation of Parent, the Equity Investors (in the case of the Equity Commitment Letters) and, to the knowledge of Parent, each of the other parties thereto (except insofar as such enforceability may be limited by the Enforceability Exceptions). As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default, breach or failure to satisfy a condition precedent on the part of Parent or any of its Affiliates or, to the knowledge of Parent, any other party thereto, in each case, under the terms and conditions of the Commitment Letters, other than any such default, breach or failure that has been waived by the lenders or otherwise cured in a timely manner by Parent to the satisfaction of the lenders, and, assuming (A) the accuracy of the representations and warranties set forth in Article V, (B) the performance by the Company and its Subsidiaries of their obligations contained in this Agreement and (C) the conditions set forth in Section 10.01 and Section 10.02 are satisfied at Closing, Parent has no reason to believe that any of the conditions to the Financing contemplated by the Commitment Letters will not be satisfied on a timely basis. There are no side letters, other agreements, contingencies or conditions precedent to the obligations of counterparties to the Commitment Letter to provide the Financing or that would permit such counterparties to reduce the total amount of the Financing, except as set forth or described in the Commitment Letters. The aggregate proceeds of the Debt Financing, the Equity Financing and the cash or cash equivalents held by Parent and the Company, as of the Effective Time, will be sufficient to enable Parent and Merger Sub to pay in cash all amounts required to be paid by them in cash on the Closing Date in connection with the transactions contemplated hereby and to pay their respective related fees and expenses (the “Required Amount”).

(c)     Parent and Merger Sub expressly acknowledge and agree that their obligations hereunder, including their obligations to consummate the transactions contemplated hereby, are not subject to, or conditioned on, receipt of financing.

Section 6.08.  Limited Guarantee; Support Agreement. (a) Concurrently with the execution of this Agreement, Parent has delivered to the Company a limited guarantee of each Equity Investor, dated as of the date of this Agreement, in favor of the Company with respect to certain obligations of Parent and Merger Sub under this Agreement (each, a “Limited Guarantee”). Each Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of the respective Equity Investor party thereto, enforceable (except insofar as such enforceability may be limited by the Enforceability Exceptions) against such Equity Investor in accordance with its terms. As of the date hereof, there is no default under the Limited Guarantees by the Equity Investors, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default thereunder by the Equity Investors.

(b)     Concurrently with the execution of this Agreement, the Equity Investors have delivered to the Company the Support Agreement, dated as of the date of this Agreement, in favor of the Company. The Support Agreement is in full force and effect and is a legal, valid and binding obligation of the Equity Investors, enforceable (except insofar as such enforceability may be limited by the Enforceability Exceptions) against the Equity Investors in accordance with its terms. As of the date hereof, there is no default under the Support Agreement by the Equity Investors, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default thereunder by the Equity Investors.

Section 6.09.  Litigation. As of the date hereof, there is no claim, action, suit or proceeding pending against, or, to the knowledge of Parent, threatened in writing against, Parent or any of its Subsidiaries before (or, in the case of threatened actions, suits or proceedings, that would be before) or by any Governmental Authority, or any order, injunction, judgment, decree or ruling of any Governmental Authority outstanding against the Parent, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.10.  Ownership of Shares. Neither Parent nor Merger Sub is, or at any time during the last three years has been, an “interested stockholder” of the Company within the meaning of Section 203 of Delaware Law. Prior to and as of the date of this Agreement, neither Parent nor Merger Sub has taken, or authorized any Representative of Parent or Merger Sub to take, or has knowledge that any Representative of Parent or Merger Sub has taken, any action that would cause either Parent or Merger Sub to be deemed an “interested stockholder” within the meaning of Section 203 of Delaware Law. Neither Parent nor Merger Sub nor any of their affiliates or associates (as defined in Section 203 of Delaware Law) owns (within the meaning of Section 203 of Delaware Law) any Shares or holds any rights to acquire any Shares, except pursuant to this Agreement.

Section 6.11.  Absence of Certain Agreements. As of the date hereof, neither Parent nor any of its Affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration.

Section 6.12.  Management Agreements. Other than this Agreement, as of the date hereof, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Board, on the other hand, relating in any way to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 6.13.  Acknowledgement of No Other Representations and Warranties. Except for the representations and warranties set forth in Article 5, each of Parent and Merger Sub acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Sub, and each of Parent and Merger Sub hereby disclaims reliance on any such other representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Sub, or any of their Representatives or Affiliates, of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing. Each of Parent and Merger Sub also acknowledges and agrees that the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective Representatives or Affiliates.

Article 7
Covenants of the Company

The Company agrees that:

Section 7.01.  Conduct of the Company. Except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), as expressly contemplated by this Agreement, as set forth in this Section 7.01 of the Company Disclosure Schedule or as required by Applicable Law, from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course and use its commercially reasonable efforts to preserve intact its business organizations and relationships with Third Parties and to keep available the services of its present officers and Key Employees. Without limiting the generality of the foregoing, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), as expressly contemplated by this Agreement, as set forth in Section 7.01 of the Company Disclosure

Schedule or as required by Applicable Law, from the date hereof until the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)      amend its certificate of incorporation, bylaws or other similar organizational documents;

(b)      (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its wholly owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except as required by the terms of any Company Plan;

(c)      (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any Shares upon the exercise of Company Options in accordance with the terms of those options on the date of this Agreement, (B) any Shares upon the settlement of Vested Company Stock Units in accordance with the terms of those Company Stock Units on the date of this Agreement, and (C) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security, except as required by the terms of any Company Plan;

(d)      acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than (i) pursuant to existing contracts or commitments set forth on Section 7.01(d) of the Company Disclosure Schedule or (ii) acquisitions of inventory and equipment in the ordinary course of business;

(e)      sell, lease, license, sublicense, allow to lapse or expire, encumber, subject to a Lien or otherwise transfer any of its material assets, securities, rights, properties, interests or businesses, other than (i) pursuant to existing contracts or commitments set forth on Section 7.01(e) of the Company Disclosure Schedule or (ii) sales of inventory and equipment in the ordinary course of business;

(f)       other than in connection with acquisitions permitted by Section 7.01(d), make any material loans, advances or capital contributions to, or investments in, any other Person (other than loans or advances among the Company and any of its wholly owned Subsidiaries and capital contributions to or investments in its wholly owned Subsidiaries), other than advances to employees of ordinary course, business-related expenses or advances of trade credit to the Company’s customers, in each case in the ordinary course of business;

(g)      incur, assume or refinance any indebtedness for borrowed money or guarantees thereof, or enter into any swap, hedging or other derivative contract, other than (i) borrowings under the Company’s revolving credit facility (as set forth in the

Credit Agreement) in an amount not to exceed $200 Million outstanding at one time or (ii) indebtedness for borrowed money incurred between the Company and any of its wholly owned U.S. Subsidiaries or between any of such wholly owned U.S. Subsidiaries or guarantees by the Company of indebtedness of any wholly owned U.S. Subsidiary of the Company;

(h)      except as may be required by Applicable Law, or provided under any Company Plan or collective bargaining agreement in effect on the date hereof that has been disclosed to Parent prior to the date hereof, (i) increase the compensation or benefits provided to any Company Service Provider other than annual monetary increases in salary to any Company Service Provider that is not a Key Employee in the ordinary course consistent with past practice, (ii) grant or award any bonus or incentive compensation to any Key Employee, (iii) establish, adopt, enter into, terminate or materially amend any Company Plan or collective bargaining agreement, (iv) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any Company Service Provider or (v) grant or increase any potential severance retention or termination pay to any Company Service Provider;

(i)       change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(j)       make or change any Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, materially amend any Tax Returns or file claims for material Tax refunds, enter into any closing agreement, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Taxes, settle or compromise any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(k)       (A) materially amend or terminate any Material Contract or enter into any contract that would, if entered into prior to the date hereof, constitute a Material Contract or (B) waive, release or assign any material rights or claims under any Material Contract;

(l)       make any capital expenditure not contemplated by the capital expenditure budget set forth on Section 7.01(l) of the Company Disclosure Schedule (the “Capital Expenditure Budget”);

(m)     adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, consolidation, legal entity restructuring, recapitalization or other reorganization of the Company or enter into a new line of business;

(n)      settle any claim, lawsuit, court action or other court proceeding, arbitration, governmental or administrative investigation, audit or inquiry; except for any settlement in the ordinary course of business consistent with past practice that requires payment by the Company or any Subsidiary of less than $3 Million in any individual settlement (or

$5 Million in the aggregate for all settlements) and that does not impose any material restriction on or changes to the business or operations of, the Company or any Subsidiary;

(o)      enter into or amend any collective bargaining agreement or other contract or agreement with any labor organization or other representative of any Company Service Providers;

(p)      permit any Insurance Policy to lapse or take any actions which would reasonably be expected to result in any such Insurance Policy becoming void or voidable; or

(q)       agree, resolve or commit to do any of the foregoing.

Section 7.02.  Access to Information. (a) From the date hereof until the Effective Time, subject to Applicable Law, the Company shall (i) give Parent and its Representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent and its Representatives such financial and operating data and other information (including, for the avoidance of doubt, the work papers of the Company’s auditors to the extent Parent has executed a release in a form reasonably satisfactory to the Company’s auditors) as such Persons may reasonably request and (iii) instruct its Representatives to cooperate reasonably with Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section 7.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Nothing in this Section 7.02 shall require the Company to provide any access, or to disclose any information (A) if providing such access or disclosing such information would violate any Applicable Law (including antitrust and privacy laws) or binding agreement entered into prior to the date of this Agreement or (B) protected by attorney-client privilege to the extent such privilege cannot be protected by the Company through exercise of its reasonable efforts; provided that the Company shall use commercially reasonable efforts to provide to Parent substitute information.

(b)      All information exchanged pursuant to Section 7.02(a) shall be subject to the use and disclosure provisions set forth in the confidentiality agreement dated as of September 9, 2015 between the Company and KKR and the confidentiality agreement dated as of June 1, 2016 between the Company and Walgreens Boots Alliance, Inc. (the “Confidentiality Agreements”) as if the Confidentiality Agreements were in effect until earlier of the Closing and the End Date.

Section 7.03.  No-Solicitation. (a) From the date hereof until the Effective Time, none of the Company, any of its Subsidiaries or their respective officers and directors shall and the Company shall not direct and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage any effort or attempt to submit an Acquisition Proposal or any proposal or offer that may reasonably be expected to lead to an Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations with, furnish any confidential information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to or otherwise knowingly cooperate in any way with any Person relating to an Acquisition Proposal or to any proposal or offer that may reasonably be expected to lead to an Acquisition Proposal, (iii) withdraw or modify in a manner adverse to Parent the Company Recommendation, fail to make or reaffirm the Company Recommendation as required by this Agreement or when reasonably requested by Parent to do so after the public disclosure of an Acquisition Proposal, fail to recommend against acceptance of a tender or exchange offer for any Company Securities that constitutes an Acquisition Proposal or refrain from taking a position with respect to such Acquisition Proposal by the close of business on the tenth business day after the commencement of such Acquisition Proposal pursuant to Rule 14d-2 under the Exchange Act, (iv) adopt, approve, recommend or publicly propose to recommend, or agree to any Acquisition Proposal or approve, endorse, recommend, or enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (each, an “Acquisition Proposal Documentation”) (any of the foregoing in clauses (iii) and (iv), an “Adverse Recommendation Change”). The Company shall not, and shall cause its Subsidiaries not to, release or permit the release of any Person from, waive or permit the waiver of any right under, fail to enforce any provision of, or grant any consent or make any election under, any confidentiality, standstill or similar agreement with any Person with respect to any class of equity securities of the Company or its Subsidiaries, unless the Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law and such release is limited to the extent reasonably necessary to allow such Person to make a confidential Acquisition Proposal to the Board and such release is conditioned upon the Company being able to share such confidential Acquisition Proposal with Parent.

(b)     The Company shall (i) use its reasonable best efforts to obtain the return or the destruction of, in accordance with the terms of the applicable confidentiality agreement and to the extent the Company is entitled to have such information returned or destroyed, confidential information previously furnished by the Company, its Subsidiaries or its or their respective Representatives to any such Person in connection with the consideration of any Acquisition Proposal and (ii) cause any physical or virtual data room to no longer be accessible to any such Person in connection with the consideration of any Acquisition Proposal other than the Company, Parent and their respective Affiliates and Representatives.

(c)     Exceptions. Notwithstanding Section 7.03(a), at any time prior to the receipt of the Stockholder Approval:

(i)      If, after receipt of a bona fide written Acquisition Proposal (if the Company did not materially violate Section 7.03(a)) from any Person or group, the Board determines in good faith, after consultation with its outside legal counsel and financial advisers, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal and that failure to take the actions set forth in clauses (A) or (B) would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Company, directly or indirectly through any of its Representatives or other intermediaries, may (A) engage in negotiations or discussions with such Third Party with respect to such Acquisition Proposal and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries and afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries pursuant to a Third Party Confidentiality Agreement; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party and that the Company complies with Section 7.03(d);

(ii)     the Board may make an Adverse Recommendation Change if, after receipt of a bona fide written Acquisition Proposal (if the Company did not materially violate Section 7.03(a)) from any Person or group that has not been withdrawn, (X) the Board determines in good faith, after consultation with its outside legal counsel and financial advisers, that such Acquisition Proposal is a Superior Proposal (and continues to be a Superior Proposal after the Company has complied with Section 7.03(e)) and failure to take such action would be inconsistent with its fiduciary duties under Applicable Law and (Y) the Company has complied in all material respects with Sections 7.03(d) and (e); and

(iii)    the Company may terminate this Agreement to enter into Acquisition Proposal Documentation with respect to a Superior Proposal if, after receipt of a bona fide written Acquisition Proposal (if the Company did not materially violate Section 7.03(a)) from any Person or group that has not been withdrawn, (X) the Board determines in good faith, after consultation with its outside legal counsel and financial advisers, that such Acquisition Proposal is a Superior Proposal (and continues to be a Superior Proposal after the Company has complied with Section 7.03(e)) and failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (Y) the Company has complied in all material respects with Sections 7.03(d) and (e); and (Z) the Company pays in immediately available funds the Company Termination Fee to Parent concurrently with such termination.

In addition, without prejudice to the provisions of Section 7.03(a) or Section 7.03(c) and notwithstanding anything to the contrary in this Agreement, the Company or the Board may (i) take and disclose to the Company’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or make any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal (provided that neither the Company nor the Board may recommend any Acquisition Proposal unless permitted by this Section 7.03(c)), (ii) issue a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act or (iii) contact and engage in discussions with any Person or group and their respective Representatives who has made an Acquisition Proposal that was not solicited in breach of this Section 7.03 solely for the purpose of clarifying such Acquisition Proposal and the terms thereof to determine whether there is a reasonable probability that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal.

“Third Party Confidentiality Agreement” means a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement may contain a provision that does no more than permit the counterparty to make a confidential proposal to the Company; provided that such confidentiality agreement shall permit the Company to share such proposal to Parent. To the extent the Company enters into such confidentiality agreement, the Confidentiality Agreements shall be deemed to be amended to contain only such less restrictive provision.

(d)     Required Notices. The Company shall notify Parent within twenty-four (24) hours after receipt by the Company (or any of its Representatives) of any Acquisition Proposal or any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Person that has notified the Company that it may be considering making, or has made, an Acquisition Proposal, which notice shall include the identity of such Person, the material terms of any Acquisition Proposal and copies of any written materials submitted in connection with any Acquisition Proposal and the Company shall keep Parent reasonably informed of the status and material terms and conditions of any Acquisition Proposal (including any change to the financial terms or other material changes to the terms thereof and by providing to Parent copies of any material written materials relating to such Acquisition Proposal that have not already been so provided) or the nature of any information requested of the Company or its Subsidiaries with respect thereto.

(e)      Last Look. Neither the Board nor the Company shall make an Adverse Recommendation Change pursuant to Section 7.03(c)(ii) or terminate this Agreement to enter into Acquisition Proposal Documentation with respect to a Superior Proposal pursuant to Section 7.03(c)(iii) unless, promptly after the Board has made the determination set forth in clause (X) of Section 7.03(c)(ii) and/or clause (X) of Section 7.03(c)(iii) following receipt of a bona fide Acquisition Proposal (so long as the Company did not materially violate Section 7.03(a)), (i) the Company shall have notified Parent (the “Determination Notice”), in writing and at least three Business Days prior to taking such action, of its intention to take such action, specifying, in reasonable detail, the reasons for the Adverse Recommendation Change and/or the reasons the Company intends to terminate this Agreement (including, in each case, a description of the identity of the Person making the Acquisition Proposal, the material terms and conditions of the Superior Proposal and copies of the most recent drafts of any Acquisition Proposal

Documentation), (ii) the Company shall have given Parent three Business Days after the delivery of the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Proposal and, if requested by Parent, the Company shall have negotiated with Parent in good faith during such three Business Day period, (iii) after considering the proposals made by Parent, the Board determines in good faith, after consultation with its outside legal counsel and financial advisors, such Acquisition Proposal continues to constitute a Superior Proposal and that failure to make the Adverse Recommendation Change would be inconsistent with its fiduciary duties under Applicable Law. The provisions of this Section 7.03(e) shall also apply to any revision to the financial terms of any Acquisition Proposal or other material amendment to any Acquisition Proposal and any such revision or amendment shall require the delivery of a new Determination Notice, except that all references in this Section 7.03(e) to three Business Days shall be deemed to be two Business Days.

(f)      Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited Acquisition Proposal for at least a majority of the outstanding Shares or all or substantially all of the consolidated assets of the Company and its Subsidiaries on terms that the Board determines in good faith (after taking into account any revisions to the terms of the transaction proposed by Parent including as contemplated by Section 7.03(e)), after consulting with the Company’s outside legal and financial advisors), is reasonably likely to be consummated in accordance with its terms, and would, if consummated, result in a transaction more favorable to the Company’s stockholders (in their capacities as such) from a financial point of view than the Merger (after taking into account any revisions to this Agreement made or agreed to by Parent in writing prior to the time of such determination).

Article 8
Covenants of Parent

Parent agrees that:

Section 8.01.  Conduct of Parent. Other than (i) with respect to the Debt Financing and other matters that are the subject of Section 8.06, which shall be governed solely by Section 8.06, or (ii) with respect to obtaining approvals or clearances (including antitrust or competition approvals or clearances) from any Governmental Entity required to consummate the transactions contemplated by this Agreement (and any actions (including Antitrust Actions) or failure to take any actions (including any Antitrust Actions) related thereto), which shall be governed solely by Section 9.01, from the date of this Agreement to the Effective Time, Parent shall not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

Section 8.02.  Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 8.03.  Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)      For six years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless the present and former directors, officers, employees, fiduciaries and agents of the Company and its Subsidiaries and any individuals serving in such capacity at or with respect to other Persons at the Company’s or its Subsidiaries’ request (each, an “Indemnified Person”) from and against any losses, damages, liabilities, costs, expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in respect of the Indemnified Persons’ having served in such capacity prior to the Effective Time, in each case to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof. If any Indemnified Person is made party to any claim, action, suit, proceeding or investigation arising out of or relating to matters that would be indemnifiable pursuant to the immediately preceding sentence, Parent shall, and shall cause the Company to, advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such claim, action, suit, proceeding or investigation in each case to the extent the Company is required to do so and on the same terms as provided in the Company’s bylaws as of the date hereof.

(b)      For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of directors, officers, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c)      From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any Indemnified Person that were provided to Parent prior to the date hereof, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Person thereunder.

(d)      Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), which D&O Insurance shall (i) be for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, (ii) be from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of him or her having served in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the premium amount per annum for the Company’s existing policies; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(e)      If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 8.03.

(f)       The rights of each Indemnified Person under this Section 8.03 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 8.04.  Employee Matters. (a) For a period commencing at the Effective Time and ending on the first anniversary of the Closing Date (or, such shorter period of employment, as the case may be), each Company Service Provider who continues to provide services to Parent, Merger Sub or any of their respective Subsidiaries (each, a “Continuing Employee”) shall receive from Parent or Merger Sub (i) salary, annual cash bonus opportunity, wages or commissions as whole that is no less favorable than the salary, annual cash bonus opportunity, wages or commissions as whole provided to such Continuing Employee as of immediately prior to the Closing Date and (ii) employee benefits that are substantially similar in the aggregate, as applicable, provided to such Continuing Employee as of immediately prior to the Closing Date under the Company Plans.

(b)      With respect to any Continuing Employee whose employment is terminated by Parent, the Surviving Corporation or any of their respective Subsidiaries, commencing at the Effective Time and ending on the first anniversary of the Closing Date (or, such shorter period of employment, as the case may be), Parent shall provide or cause the Surviving Corporation to provide, termination-related payments and benefits to such Continuing Employee, that are no less favorable than those provided under any Company Plan; provided that, Parent’s obligation to provide such Continuing Employee with such termination-related payments and benefits shall be subject to such Continuing Employee’s execution, delivery and non-revocation of a customary general release in favor of the Company, Parent and their respective Affiliates.

(c)      Parent shall cause the Surviving Corporation and its Subsidiaries to honor the bonus plans or arrangements in place for Continuing Employees for the Closing Fiscal Year. To the extent that the Closing occurs prior to the payment of bonuses in respect of the 2017 Fiscal Year of the Company, the Surviving Corporation will pay the annual bonuses to participating Company Service Providers in respect of Fiscal Year 2017 in the ordinary course and based upon actual results for Fiscal Year 2017, but not less than the Pro Rata Bonus Amount applicable for each such Continuing Employee, in each case subject to such Continuing Employee’s continued employment with the Surviving Corporation or any of its Subsidiaries through the bonus payment date. To the extent that the Closing occurs prior to the establishment of bonus opportunities for Fiscal Year 2018, each Continuing Employee will be granted an annual bonus opportunity for the Closing Fiscal Year that is no less favorable than the annual bonus opportunity such Continuing Employee enjoyed under the bonus plans or arrangements for the Company’s immediately preceding fiscal year.

(d)      As of the Effective Time, Parent shall, and shall cause the Surviving Corporation and any of its respective Subsidiaries or any of their respective third-party insurance providers or third-party administrators to, use reasonable best efforts to (i) waive all limitations as to any pre-existing condition, limitations, exclusions, actively-at-work requirements and waiting periods in its applicable health and welfare plans with respect to participation and coverage requirements applicable to each Continuing Employee (and his or her eligible dependents) under any health and welfare plans that such employees may be eligible to participate in after the Effective Time and (ii) credit each Continuing Employee (and his or her eligible dependents) for any copayments, deductibles, offsets or similar payments made under any employee benefit plan of the Company or any of its Subsidiaries during the plan year (which includes the Acceptance Time) for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable plans of Parent, Merger Sub or any of their respective Subsidiaries.

(e)      As of the Effective Time, Parent shall, and shall cause the Surviving Corporation and any of its and their respective Subsidiaries to, give Continuing Employees full credit for purposes of eligibility to participate and vesting, but not benefit accruals, under any employee benefit plans or arrangements maintained by Parent, Merger Sub or an applicable Subsidiary (other than any retiree medical plans) that such employees may be eligible to participate in after the Effective Time for such Continuing Employees’ service with the Company or any of its Subsidiaries (as well as service with any predecessor employer), to the same extent that such service was credited for purposes of any comparable Company Plan immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that it would result in any duplication of benefits for the same period of service.

(f)       Parent shall, and shall cause its Subsidiaries (including the Surviving Corporation) to assume and honor, in accordance with its terms, each Company Plan set forth on Section 8.04(f) of the Company Disclosure Schedule and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated hereby (either alone or in combination with any other event, including termination of employment).

(g)      Without limiting the generality of Section 12.06, the provisions of this Section 8.04 are solely for the benefit of the parties to this Agreement, and no current or former Company Service Provider or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Section 8.04. Nothing herein shall be deemed to establish, amend or modify any Company Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Merger Sub, the Company or any of their respective Affiliates or prevent Parent, Merger Sub, the Company or any of their respective Affiliates from (A) amending or terminating any particular benefit plan in accordance with its terms or (B) terminating the employment of any particular Company Service Provider.

Section 8.05.  Transfer Taxes. Except as otherwise provided in Section 3.03(c), all transfer, documentary, sales, use, stamp, registration and other such similar Taxes imposed on the Company or any of its Subsidiaries with respect to the Merger shall be paid by Parent and Merger Sub when due.

Section 8.06.  Financing. (a) Parent shall use its reasonable best efforts to obtain the proceeds of the Debt Financing on terms and conditions consistent with the Debt Commitment Letters. Without limiting the foregoing, Parent shall use its reasonable best efforts to (i) maintain in effect the Debt Commitment Letters in accordance with and subject to the terms and conditions set forth therein, (ii) satisfy on a timely basis (or obtain the waiver of) all conditions within its control to obtaining the Debt Financing on terms and conditions consistent with those set forth in the Debt Commitment Letters and (iii) negotiate and enter into definitive agreements with respect to the Debt Financing on terms and conditions consistent with those set forth in the Debt Commitment Letters or on other terms and conditions acceptable to Parent which would not (x) reduce the aggregate amount of the Debt Financing when the Equity Financing is increased by a corresponding amount or (y) impose new or additional conditions precedent to the receipt of the Debt Financing, in the case of this clause (y) that would reasonably be expected to delay or prevent the Closing.

(b)      Parent shall not, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), permit any amendment or modification to, or any waiver of any provision (including any remedy) under, or voluntarily replace (it being understood that any Alternate Financing shall not be deemed a voluntary replacement for purposes of the sentence), the Commitment Letters if such amendment, modification, waiver or voluntary replacement (i) adds new (or adversely modifies any existing) conditions to the consummation of the Debt Financing or Equity Financing as compared to those in the Commitment Letters as in effect on the date of this Agreement, (ii) adversely affects the ability of Parent to enforce its rights against other parties to the Commitment Letters as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against such other parties to the Commitment Letters as in effect on the date hereof, (iii) reduces the aggregate amount of the Financing less than the Required Amount, or (iv) would otherwise reasonably be expected to prevent, impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement; provided, that, for the avoidance of doubt, no consent from the Company shall be required for: (A) any amendment, replacement, supplement or modification of a Debt Commitment Letter that is limited to adding lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed such Debt Commitment Letter as of the date of this Agreement (including in replacement of a lender), (B) implementation or exercise of any “flex” provisions in effect as of the date hereof or (C) any amendment, replacement, supplement or modification to the Commitment Letters so long as such action would not be prohibited by the foregoing clauses (i)-(iv).

(c)      Parent shall give the Company prompt written notice of (i) any default or breach (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any default or breach) by any party under any of the Commitment Letters or the definitive agreements relating to the Financing of which Parent or Merger Sub becomes aware, (ii) any termination of any of the Commitment Letters, (iii) the receipt of any written notice or other written communication from any Financing Source with respect to any (A) actual or potential default, breach, termination or repudiation of any Commitment Letter, any definitive agreement relating to the Financing or any provision of the Commitment Letters or the definitive agreements relating to the Financing, in each case by any party thereto, or (B) material dispute or disagreement between or among any parties to any Commitment Letters or the definitive agreements relating to the obligation to fund the Financing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the Financing or definitive agreements related to the Financing), and (iv) if for any reason Parent or Merger Sub believes in good faith that it will not be able obtain Financing in an amount equal to the Required Amount, in the manner or from the sources contemplated by the Commitment Letters or the definitive agreements relating to the Financing, as the case may be. As soon as reasonably practicable after the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence.

(d)     If any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Debt Commitment Letters (including the flex provisions), Parent shall use its reasonable best efforts to obtain as promptly as reasonably practicable following the occurrence of such event, alternative debt financing (“Alternate Financing”) on terms that are no less favorable (including after giving effect to the flex provisions) to Parent, the Company and Merger Sub in any respect, in an amount, taken together with the aggregate amount of the Equity Financing and other funds available to Parent at Closing, to enable Parent and Merger Sub to pay the Required Amount. In the event any binding commitment letter, it being understood that Parent shall have no obligation to accept terms that are less favorable in any respect to Parent than those included in the Debt Commitment Letters (each such letter, a “New Debt Commitment Letter”) is obtained with respect to an Alternate Financing, Parent shall promptly provide the Company with a copy of such New Debt Commitment Letter. Any reference in this Agreement to the “Debt Commitment Letters” herein shall be deemed to include any Debt Commitment Letter to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letter to the extent then in effect and any reference in this Agreement to the “Debt Financing” herein shall be deemed to include any Alternate Financing contemplate by a New Debt Commitment Letter.

Section 8.07.  Financing Cooperation. (a) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries and Representatives to, use its and their reasonable best efforts to provide such cooperation as may be reasonably requested by Parent in connection with obtaining the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including, but not limited to:

(i)      furnish to Parent the Required Information and such other customary information as is necessary to comply with clause (ii)(B) below;

(ii)     (A) have appropriate members of senior management of the Company and its Subsidiaries participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions, meetings with prospective lenders and sessions with rating agencies in connection with the Financing, (B) assist with the preparation of materials for rating agency presentations, road show presentations, offering memoranda, private placement memoranda, bank information memoranda (including, to the extent necessary, (x) an additional bank information memorandum that does not include material non-public information and (y) authorization letters), confidential information memorandum, offering documents and similar documents (and any supplements thereto) required in connection with the Financing and (C) assist Parent in procuring a public corporate credit rating and a public corporate family rating in respect of the relevant borrower under the Financing and public ratings for any of the tranches of the Financing be offered in connection with the Financing;

(iii)    (A) assist reasonably in the preparation of one or more credit or other agreements, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be reasonably requested by Parent and otherwise reasonably facilitating the pledging of collateral (including the delivery of original share certificates, together with share powers executed in blank, with respect to the Company and each of its Subsidiaries) and (B) reasonably facilitating the taking of all corporate actions by the Company and its Subsidiaries with respect to entering such definitive financing documents and otherwise necessary to permit consummation of the Financing;

(iv)    cooperate reasonably with the due diligence requests, to the extent customary and reasonable, in connection with the Financing;

(v)     obtain customary consents of accountants for use of their auditor opinions in any materials relating to the Debt Financing at the expense of and as reasonably requested by Parent on behalf of the Financing Sources;

(vi)    a certificate of the chief financial officer of the Company with respect to solvency matters in the form of Annex I of Exhibit C of the Debt Commitment Letter; and

(vii)   provide Parent at least five (5) Business Days prior to the Closing Date all customary documentation and other information with respect to the Company and its Subsidiaries, as is reasonably requested in writing by Parent, at least eight (8) Business Days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act;

provided that until the Effective Time, the Company shall (i) have no liability or any obligation under any agreement or document related to the Financing and (ii) not be required to incur any other liability in connection with the Financing unless simultaneously reimbursed or reasonably satisfactorily indemnified by Parent.

(b)      Parent shall (i) promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with providing the assistance contemplated by this Section 8.07 and (ii) indemnify and hold harmless the Company and its Subsidiaries and its and their Representatives from and against any losses, damages, obligations or liabilities suffered or incurred in connection with the Debt Financing or any assistance or activities in connection therewith, in each case, except to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct or material breach of this Agreement by the Company or any of its Subsidiaries or their respective Representatives or arise out of or result from information provided by or on behalf of the Company.

(c)      For the avoidance of doubt, Parent may require the cooperation of the Company and its Subsidiaries under this Section 8.07 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing, whether or not the Marketing Period will commence or be able to be satisfied in connection with any such request for information.

(d)      The Company hereby consents to the use of its and the Subsidiaries’ logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

Article 9
Covenants of Parent and the Company

The parties hereto agree that:

Section 9.01.  Regulatory Undertakings; Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as reasonably practicable with any Governmental Authority listed in Schedule 9.01 all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority that are necessary to consummate the transactions contemplated by this Agreement. Parent acknowledges and agrees that its obligation to use reasonable best efforts to take, or cause to be taken, and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement pursuant to this Section 9.01 includes Parent using its reasonable best efforts to take, with respect to Parent and its Subsidiaries (including, following the Closing, the Surviving Corporation and its Subsidiaries), such divestitures, hold separate arrangements, consent decrees, the termination, assignment, novation or modification of contracts or other business relationships, the acceptance of restrictions on business operations, the entry into other commitments and limitations, and litigation, including with Governmental Authorities, as may be necessary to obtain any antitrust or competition approvals or clearances from any Governmental Authority required to consummate the transactions contemplated hereby (any such action, an “Antitrust Action”); provided that, notwithstanding anything to the contrary in this Agreement, nothing in this Section 9.01 or elsewhere in this Agreement shall require Parent or any of its Subsidiaries (including, following the Closing, the Surviving Corporation and its Subsidiaries) to take any action (including any Antitrust Action) that would reasonably be expected to result in or account for, either individually or in the aggregate, an annual loss of net worldwide sales revenues (as measured by 2016 sales revenue) in excess of $85 million to Parent and any of its Subsidiaries (including, following the Closing, the Surviving Corporation and its Subsidiaries), taken as a whole (any such action described in this proviso, a “Burdensome Condition”). The Company shall not (and shall not cause any Subsidiary to), without Parent’s prior written consent, take or commit to take any action (including any Antitrust Action) that (x) limits Parent’s freedom of action with respect to its business or Parent’s ability to obtain or enjoy the rights or benefits of the Surviving Corporation’s or the Subsidiaries’ business or (y) would constitute or reasonably be expected to result in any Burdensome Condition. In furtherance of this Section 9.01, at Parent’s request, the Company shall use reasonable best efforts to obtain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Third Party (including under any Material Contracts) that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the Company shall not, without Parent’s prior consent subject to applicable laws, agree to make any payments or accept any material condition or obligation to any contract to which the Company is a party. Notwithstanding anything in this Agreement to the contrary, the Equity Investors and their respective Affiliates (including Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and any investment funds or investment vehicles affiliated with, or managed or advised by, KKR or any portfolio company (as such term is commonly understood in the private equity industry) or investment of KKR or of any such investment fund or investment vehicle), other than Parent and its Subsidiaries, shall have no obligation, and Parent shall have no obligation to cause the Equity Investors or any such Affiliates to agree to or otherwise effect any divestiture, hold separate arrangement, change to its assets or business, litigation or any other Antitrust Action. Parent and its Subsidiaries shall not be required to (and without Parent’s consent, the Company and its Subsidiaries shall not) take any action (including any Antitrust Action) in order to obtain any approval or clearance from any Governmental Authority which is not conditioned upon the consummation of the Closing.

(b)     In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) as promptly as practicable and in any event within 10 Business Days after the date hereof (and such filings shall request early termination of any applicable waiting period under the HSR Act), and subject to

Applicable Law, furnish to the other party as promptly as reasonably practicable all information required for any application or other filing to be made by the other party pursuant to any Applicable Law in connection with the transactions contemplated by this Agreement. Each of Parent and the Company shall (i) respond as promptly as reasonably practicable to any inquiries received from the FTC, the Antitrust Division, or any other Governmental Authority in connection with antitrust matters, and (ii) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or the Antitrust Division not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto. Parent shall use reasonable best efforts to ensure that Parent and its Subsidiaries not take any action if such action would be reasonably expected to result in any material impediment or material delay in obtaining applicable clearances required under the HSR Act. At the request of Parent, the Company shall agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services, or assets of the Company or any of its Subsidiaries (but, absent such request, the Company shall not take any such action), provided that any such action shall be conditioned upon the Merger and the other transactions contemplated hereby. Each party shall (1) promptly notify the other parties of any substantive communication to that party from the FTC, the Antitrust Division, any State Attorney General or any other Governmental Authority and, subject to Applicable Law, permit the other parties to review in advance any proposed written communication to any of the foregoing; (2) not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with this Agreement or the Merger and the other transactions contemplated hereby unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate thereat; and (3) furnish, subject to Applicable Law, the other parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any Governmental Authority or members or their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with this Agreement.

(c)      Notwithstanding anything in this Agreement to the contrary, with respect to the matters covered in this Section 9.01, it is agreed that Parent shall make all strategic decisions and lead all discussions, negotiations and other proceedings, and coordinate all activities with respect to any requests that may be made by, or any actions, consents, undertakings, approvals, or waivers that may be sought by or from, any Governmental Entity, including determining the strategy for contesting, litigating or otherwise responding to objections to, or proceedings challenging, the consummation of the Merger and the other transactions contemplated by this Agreement, in each case subject to good faith consultations with the Company reasonably in advance and in consideration of the Company’s views and subject to the provisions of Section 9.01(b). The Company shall not, and shall not permit any of its Representatives to, make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Entity with respect to any proposed settlement, consent decree, commitment or remedy or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with Parent.

Section 9.02.  Certain Filings The Company and Parent shall cooperate with one another (a) in connection with the preparation of the Company Disclosure Documents, (b) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Materials Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (c) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 9.03.  Proxy Statement; Stockholders Meeting.

(a)      As promptly as reasonably practicable following the date hereof, the Company shall, with the assistance of Parent, prepare, and the Company shall, no later than 15 Business Days after the date of this Agreement, file with the SEC, a proxy statement relating to the adoption of this Agreement by the stockholders of the Company (as amended or supplemented from time to time, the “Proxy Statement”). Parent and the Company shall cooperate with one another in connection with the preparation of the Proxy Statement and Parent shall have the right to review and to propose comments to the Proxy Statement (and the Company shall in good faith consider such comments reasonably proposed by Parent for inclusion therein). Parent shall furnish all information concerning Parent and Merger Sub as the Company may reasonably request in connection with the preparation of the Proxy Statement. Parent and the Company shall each use commercially reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing. The Company will use reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC (but not later than five Business Days after such clearance).

(b)      Each of Parent and the Company shall as promptly as reasonably practicable notify the other of (i) the receipt of any comments from the SEC and all other written correspondence and oral communications with the SEC relating to the Proxy Statement and (ii) any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information with respect thereto. All filings by the Company with the SEC and all mailings to the stockholders of the Company in connection with the Merger and the other transactions contemplated hereby, including the Proxy Statement and any amendment or supplement thereto, shall be subject to the reasonable prior review and comment of Parent.

(c)      If at any time prior to the Effective Time any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, is discovered by the Company, Parent or Merger Sub, which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of the Company.

(d)      The Company shall, in accordance with its certificate of incorporation and bylaws and Applicable Law, promptly following the date of this Agreement, for the purposes of obtaining the Stockholder Approval, duly set a record date and duly call, give notice of, convene and hold as promptly as reasonably practicable following the date upon which the Proxy Statement is cleared by the SEC (with the record date and meeting date to be set by the Board in consultation with Parent regarding such dates), a meeting of the stockholders of the Company (the “Stockholder Meeting”) for the purpose of seeking the Stockholder Approval. The Company may postpone, recess or adjourn the Stockholder Meeting (i) for one time only not to exceed ten (10) calendar days (unless Parent otherwise agrees in writing), if the Company reasonably believes that it will be unable to obtain a quorum of its stockholders at the Stockholder Meeting or it will not receive proxies sufficient to obtain the Stockholder Approval or (ii) to allow up to ten (10) calendar days of additional time (commencing, if there has occurred any Adverse Recommendation Change, on the date of such Adverse Recommendation Change has been made (for the avoidance of doubt, after the expiration of any time periods contemplated in the definition thereof)) for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith is necessary under Applicable Law.

(e)      Subject to the ability of the Board to make an Adverse Recommendation Change in accordance with Section 7.03, the Company shall use its reasonable best efforts to solicit the Stockholder Approval, and the Board shall make the Company Recommendation with respect to the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, and shall include both the Company Recommendation as well as a description of the other Board Actions in the Proxy Statement.

Section 9.04.  Public Announcements. Except in connection with actions taken pursuant to Section 7.03, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation provided, however that Parent shall be permitted to make public announcements opposing any Acquisition Proposal or Adverse Recommendation Change that has been publicly disclosed.

Section 9.05.  Further Assurance. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 9.06.  Section 16 Matters. Prior to the Effective Time, each party shall take all such steps as may be required to cause any dispositions of Shares in connection with the transactions contemplated by this Agreement (including derivative securities of such Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company and will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 9.07.  Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a)     any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)     any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c)     any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened in writing against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement.

Section 9.08.  Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Securities from the NYSE and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days thereafter.

Section 9.09.  Litigation and Proceedings. Except as provided in Section 3.04 and Section 9.01, the Company shall control the defense or settlement of any litigation or other legal proceedings against the Company or any of its directors relating to this Agreement, the Merger or the other transactions contemplated by this Agreement; provided that the Company shall give Parent reasonable opportunity to participate, at

Parent’s expense, in such litigation or other legal proceedings; and provided, further, that the Company agrees that it shall not settle any such litigation or other legal proceedings without the prior written consent of Parent, which shall not be unreasonably withheld, delayed or conditioned; provided, however, that Parent shall not be obligated to consent to any settlement that does not include a full release of Parent and its Affiliates or that imposes an equitable remedy upon Parent or its Affiliates including, after the Effective Time, the Company. For the avoidance of doubt, any matters related to Dissenting Shares shall be governed exclusively by Section 3.04 and not this Section 9.09, and any matters related to antitrust or competition clearances or approvals, or any litigation or proceeding pursuant to any antitrust or competition law, shall be governed exclusively by Section 9.01 and not this Section 9.09.

Section 9.10.  Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 9.11.  Union Notice Requirements. Prior to the Effective Time, the Company and its Subsidiaries shall timely provide such notice as is required under the collective bargaining agreements with the ChemRx PS Employees Union in connection with the transactions contemplated by this Agreement. Parent shall have the right to review and to propose comments to such notice (and the Company shall in good faith consider such comments reasonably proposed by Parent for inclusion therein).

Section 9.12.  Credit Agreement Pay-Off. On or prior to the Closing, the Company shall use reasonable best efforts to cause the agent under the credit agreement by and among the Company, the lenders named therein, Bank of America, N.A., as administrative agent, JP Morgan Chase Bank N.A., as syndication agent, and U.S. Bank, National Association, Citibank, N.A., MUFG Union Bank, N.A., BBVA Compass Bank and SunTrust Bank as co-documentation agents (the “Credit Agreement”) to deliver to Parent a copy of an executed payoff letter (the “Payoff Letter”) with respect to the Credit Agreement, in customary form, which Payoff Letter shall acknowledge (1) the aggregate principal amount and all accrued but unpaid interest constituting the payoff amount (the “Payoff Amount”), (2) that upon receipt of the relevant Payoff Amount, the Credit Agreement and related instruments evidencing the Credit Agreement shall be terminated or satisfied and discharged, (3) that guarantees in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing such borrowings or obligations under the Credit Agreement shall be, upon the payment of the Payoff Amount on the Closing Date, released and terminated, and (4) that the Liens under the Credit Agreement are authorized to be released and terminated upon the making of appropriate filings (subject in each case to delivery of the Payoff Amount). The Company shall use reasonable best efforts to facilitate the release, in connection with such repayment, of any Liens securing the Payoff Amount.

Article 10
Conditions to the Merger

Section 10.01.  Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions

(a)     The Stockholder Approval shall have been obtained;

(b)      (i) any waiting period under the HSR Act applicable to the Merger shall have expired or been terminated, and (ii) all waiting periods (and any extensions thereof) set forth in Section 10.01(b)(ii) of the Company Disclosure Schedules that are required to be terminated or expired prior to the Closing shall have terminated or expired, and all approvals set forth in Section 10.01(b)(ii) of the Company Disclosure Schedules required to be obtained prior to the Closing shall have been obtained; and

(c)      there shall not be in effect any injunction or other order issued by any Governmental Authority having competent jurisdiction prohibiting the Merger, and there shall not be any other Applicable Law enacted prohibiting the Merger.

Section 10.02.  Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or waiver by Parent) of the following conditions:

(a)      (i) the representations and warranties of the Company contained in Sections 5.01 (other than the last sentence), 5.10(a)(ii) and 5.21 shall be true and correct at and as of the date hereof and the Closing Date, as if made at and as of the Closing Date, (ii) the representations and warranties of the Company contained in Sections 5.01 (last sentence only), 5.02, 5.05(a) and 5.05(c) shall be true and correct, other than inaccuracies that are de minimis, at and as of the date hereof and the Closing Date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, in which case only as of such time), (ii) the representations and warranties of the Company contained in Section 5.05(b), 5.05(d), 5.05(e), 5.06(b) (other than the last sentence) and 5.06(c) shall be true and correct in all material respects at and as of the date hereof and the Closing Date, as if made at and as of the Closing Date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, in which case only as of such time), and (iii) the other representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the date hereof and as of the Closing Date, as if made at and as of the Closing Date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, in which case only as of such time), in the case of this clause (iii) except for such failures to be true as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (for purposes of determining the satisfaction of the condition in this clause (iii), without regard to any qualifications or exceptions contained in such representations and warranties as to “materiality” or “Company Material Adverse Effect”);

(b)      the Company shall have performed in all material respects all of its obligations under this Agreement;

(c)      since the date of this Agreement, there has been no Change (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect;

(d)      the Company shall deliver to Parent a certificate signed by an executive officer of the Company dated as of the Closing Date certifying that the conditions set forth in Section 10.02(a) and (b) have been satisfied; and

(e)      holders of not more than 10% of the outstanding Shares shall have properly exercised, and not withdrawn, their dissenters’ rights under Section 262 of Delaware Law.

Section 10.03.  Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company) of the following conditions:

(a)      (i) the representations and warranties of Parent and Merger Sub contained in Sections 6.01, 6.02, and 6.06 shall be true and correct, other than inaccuracies that are de minimis, at and as of the date hereof and the Closing Date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, in which case only as of such time) and (ii) the other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct at and as of the date hereof and as of the Closing Date, as if made at and as of the Closing Date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, in which case only as of such time), in the case of this clause (ii), except for such failures to be true as have not had and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect (for purposes of determining the satisfaction of the condition in this clause (a), without regard to any qualifications or exceptions contained in such representations and warranties as to “materiality”);

(b)      Parent and Merger Sub shall have performed in all material respects all of their respective obligations under this Agreement; and

(c)      Parent shall deliver to the Company a certificate signed by an authorized officer of Parent dated as of the Closing Date certifying that the conditions set forth in Section 10.03(a) and (b) have been satisfied.

Article 11
Termination

Section 11.01.  Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a)     by mutual written agreement of the Company and Parent;

(b)     by either the Company or Parent, if:

(i)      the Effective Time shall not have occurred on or before May 1, 2018 (the “End Date”); provided however that if on the initial End Date the condition set forth in Section 10.01(b) is not satisfied but all the other conditions to Closing set forth in Article 10 are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being capable of being satisfied), then Parent or the Company may, by providing written notice to the other prior to 5:00 p.m., New York time, on such initial End Date, extend the End Date to August 1, 2018, in which case the End Date shall be deemed for all purposes to be such later date; provided further that the right to terminate this Agreement pursuant to this Section 11.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement is the proximate cause of the failure of the Merger to be consummated by such time; or

(ii)     there shall be any permanent injunction or other order issued by a Governmental Authority of competent jurisdiction restraining, making illegal or otherwise prohibiting the Merger and such injunction or order shall have become final and non-appealable; provided the right to terminate this Agreement pursuant to this Section 11.01(b)(ii) shall not be available to any party that has not complied with its obligations under Section 9.01 in respect of such injunction or order; or

(iii)    the Stockholder Approval shall not have been obtained at the Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof at which this Agreement and the transactions contemplated hereby have been voted upon;

(c)     by Parent:

(i)      if (A) the Company is in material breach of any of its obligations under Section 7.03(a), (B) an Adverse Recommendation Change shall have occurred, (C) the Board fails to include in the Proxy Statement when mailed, the Company Recommendation or (D) the Board fails to publicly reaffirm the Company Recommendation within three Business Days after receipt of a reasonable written request to do so from Parent; or

(ii)     if the Company breaches any representation or warranty or fails to perform any covenant or agreement set forth in this Agreement that would cause the conditions set forth in Section 10.01 or 10.02 to be incapable of being satisfied or cured by the End Date or, if curable, is not cured by the Company by the earlier of (A) 30 days after receipt by the Company of written notice of such breach or failure and (B) the End Date; provided that, at the time at which Parent or Merger Sub would otherwise exercise such termination right, Parent and Merger Sub shall not be in material breach of their obligations under this Agreement such as to cause any of the conditions set forth in Section 10.01 or 10.03 to be incapable of being satisfied by the End Date;

(d)     by the Company:

(i)      prior to the receipt of the Stockholder Approval and subject to compliance with Section 7.03, in order to enter into Acquisition Proposal Documentation concerning a Superior Proposal pursuant to the terms of Section 7.03(c)(iii); provided that concurrently with such termination, the Company enters into such Acquisition Proposal Documentation and pays to Parent in immediately available funds the Company Termination Fee payable pursuant to Section 12.04;

(ii)     if Parent or Merger Sub breaches any representation or warranty or fails to perform any covenant or agreement set forth in this Agreement that would cause the conditions set forth in Section 10.01 or 10.03 to be incapable of being satisfied or cured by the End Date or, if curable, is not cured by Parent or Merger Sub by the earlier of (A) 30 days after receipt by Parent or Merger Sub of written notice of such breach or failure and (B) the End Date; provided that, at the time at which the Company would otherwise exercise such termination right, the Company shall not be in material breach of its obligations under this Agreement such as to cause any of the conditions set forth in Section 10.01 or 10.02 to be incapable of being satisfied by the End Date;

(iii)    if the Equity Investors fail to perform any covenant or agreement set forth in the Support Agreement that would cause the conditions set forth in Section 10.01 to be incapable of being satisfied or cured by the End Date or, if curable, is not cured by the Equity Investors by the earlier of (A) 30 days after receipt by the Equity Investors of written notice of such breach or failure and (B) the End Date; provided that, at the time at which the Company would otherwise exercise such termination right, the Company shall not be in material breach of its obligations under this Agreement such as to cause any of the conditions set forth in Section 10.01 or 10.02 to be incapable of being satisfied by the End Date; or

(iv)    if (A) all conditions set forth in Section 10.01 and Section 10.02 have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing; provided that such conditions are then capable of being satisfied), (B) Parent shall have failed to consummate the Merger (including as a result of a Debt Financing Failure) within three Business Days of the date the Closing should have occurred pursuant to Section 3.01(b) and (C) the Company shall have notified Parent in writing that all of the conditions set forth in Article 10 have been satisfied or, with respect to the Company’s conditions, waived (or would be satisfied or waived if the Closing were to occur on the date of such notice) and it stands and will stand ready, willing and able to consummate the Merger at such time.

The party desiring to terminate this Agreement pursuant to this Section 11.01 (other than pursuant to Section 11.01(a)) shall give notice of such termination to the other parties.

Section 11.02.  Effect of Termination. If this Agreement is terminated pursuant to Section 11.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties hereto; provided that, if such termination shall result from Willful Breach by any party, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other parties hereto as a result of such Willful Breach, subject to the limitations set forth in Section 12.04. The provisions of this Section 11.02, the Confidentiality Agreements and Sections 12.01, 12.04, 12.07, 12.08 and 12.09 shall survive any termination hereof pursuant to Section 11.01.

Article 12
Miscellaneous

Section 12.01.  Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail” ) transmission, so long as a receipt of such facsimile transmission or e-mail is received) and shall be given, if to Parent or Merger Sub, to:

Phoenix Parent Holdings Inc.

Phoenix Merger Sub Inc.

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, California 94025

Attention: James Momtazee

Facsimile: (650) 233-6553

Email: jim.momtazee@kkr.com

with a copy, which shall not constitute notice, to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Gary I. Horowitz

   Mark D. Pflug

Facsimile: (212) 455-2502

Email: ghorowitz@stblaw.com / mpflug@stblaw.com

Weil, Gotshal & Manges, LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael J. Aiello

Facsimile No.: (212) 310-8007

E-mail: michael.aiello@weil.com

if to the Company, to:

PharMerica Corporation
1901 Campus Place
Louisville, Kentucky 40299
Attention: Thomas Caneris
Facsimile No.: (502) 627-7329
E-mail: tcaneris@pharmerica.com

with a copy, which shall not constitute notice, to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: Louis Goldberg
Facsimile No.: (212) 701-5539
E-mail: louis.goldberg@davispolk.com

or to such other address, facsimile number or e-mail address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 12.02.  No Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 12.03.  Amendments and Waivers. (a) Subject to compliance with Applicable Law, this Agreement may be amended by the parties hereto at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company; provided, however, that after any such approval, no amendment shall be made which by Law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b)      No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 12.04.  Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)      Termination Fees.

(i)     If this Agreement is terminated by Parent pursuant to Section 11.01(c)(i) or by the Company pursuant to Section 11.01(d)(i), then the Company shall pay to Parent (or its designee) by wire transfer of immediately available funds the Company Termination Fee, in the case of a termination by Parent, within one Business Day after such termination and, in the case of a termination by the Company, concurrently with, and as a condition to, such termination. For purposes hereof, “Company Termination Fee” means $33 Million.

(ii)    If (A) this Agreement is terminated by Parent or the Company pursuant to Section 11.01(b)(i) or Section 11.01(b)(iii) or by Parent pursuant to Section 11.01(c)(ii), (B) after the date of this Agreement and prior to such termination, any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal or an Acquisition Proposal shall have become publicly known, and (C) within twelve months after the date of such termination, the Company enters into any Acquisition Proposal Documentation with respect to any Acquisition Proposal (regardless of whether such Acquisition Proposal is the same one referred to in clause (B) above) (provided that for purposes of this clause (ii)(C), each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent (or its designee) by wire transfer of immediately available funds, concurrently with the execution of such Acquisition Proposal Documentation, the Company Termination Fee.

(iii)   If this Agreement is terminated:

(A)      by the Company pursuant to Section 11.01(d)(ii) or Section 11.01(d)(iii) if in either case, at the time of such termination, the Company is not in material breach of its obligations under this Agreement; or

(B)      by the Company pursuant to Section 11.01(d)(iv) if, at the time of such termination, the Company is not in material breach of its obligations under this Agreement; or

(C)       by the Company or Parent pursuant to Section 11.01(b)(i) if, at the time of such termination, (x) Section 10.01(b) or Section 10.01(c) has not been satisfied, in the case of Section 10.01(c), as a result of any injunction or other order by a Governmental Authority having competent jurisdiction in connection with the HSR Act or any other applicable competition or antitrust law, and including, without limitation, and in the case of Sections 10.01(b) and 10.01(c), as a result of Parent not agreeing to take an Antitrust Action that would constitute a Burdensome Condition, (y) as of the End Date, all of the other conditions set forth in Section 10.01 and Section 10.02 have been satisfied (other than conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied if the Closing Date were the date of termination) (provided that, solely for purposes of determining whether the conditions set forth in Section 10.02 have been satisfied, neither the failure of the condition set forth in Section 10.01(b) to be satisfied nor an injunction or other order by a Governmental Authority having competent jurisdiction in connection with the HSR Act or any other applicable competition or antitrust law having occurred and that caused the failure of the condition set forth in Section 10.01(c) to be satisfied, in each case in and of itself, shall constitute a “Company Material Adverse Effect”), and (z) the Company is not in material breach of its obligations under this Agreement;

then Parent shall pay or cause to be paid to the Company in immediately available funds the Parent Termination Fee, within two Business Days after such termination; provided that, solely with respect to a termination of this Agreement in the circumstances described in clause (A) or (C) above, if at the time of such termination, (i) Parent or Merger Sub is in Willful Breach of Section 9.01 (to the extent related to or in connection with obligations thereunder to obtain antitrust or competition approvals or clearances from any Governmental Authority) and/or any Equity Investor is in Willful Breach of the Support Agreement, (ii) the Company shall have provided written notice to Parent and/or such Equity Investor, as applicable, regarding such Willful Breach and (iii) following the delivery of such notice, such Willful Breach (if curable) was not cured by Parent, Merger Sub and/or such Equity Investor(s), as applicable, within 30 days of receipt of such notice (or, if earlier, by the End Date) and this Agreement is then terminated in the circumstances described in clause (A) or (C) above, then Parent shall pay or cause to be paid to the Company in immediately available funds the Willful Breach Antitrust Termination Fee, within two Business Days after such termination. For purposes hereof, (A) “Parent Termination Fee” means $56.6 Million and (B) “Willful Breach Antitrust Termination Fee” means $113.3 Million. For the avoidance of doubt, and not withstanding anything to the contrary, the Willful Breach Antitrust Termination Fee may only be available to the Company, subject to the above terms and conditions, in connection with a Willful Breach by Parent or Merger Sub of Section 9.01 (to the extent related to or in connection with obligations thereunder to obtain antitrust or competition approvals or clearances from any Governmental Authority) or by either (or both) of the Equity Investors of the Support Agreement, and in no other instance.

(c)     Parent and Merger Sub agree that, upon any termination of this Agreement under circumstances where the Company Termination Fee is payable by the Company pursuant to this Section and such Company Termination Fee is paid in full, Parent and Merger Sub shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Sub shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, stockholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.

(d)     The parties agree that the Company Termination Fee, the Parent Termination Fee and the Willful Breach Antitrust Termination Fee are liquidated damages and not penalties, and the payment of the Company Termination Fee, the Parent Termination Fee or the Willful Breach Antitrust Termination Fee, as applicable, in the circumstances specified herein is supported by due and sufficient consideration. Accordingly, if the Company or Parent, as the case may be, fails to timely pay the Company Termination Fee, Parent Termination Fee or the Willful Breach Antitrust Termination Fee, as applicable, due pursuant to this Section 12.04 and, in order to obtain such payment, either Parent or the Company, as the case may be, commences a suit against the other party that results in a judgment for the payment of the Company Termination Fee, the Parent Termination Fee or the Willful Breach Antitrust Termination Fee, as applicable, the party paying such fee shall also pay to the other party interest on such fee at the annual rate equal to the prime rate, as published in The Wall Street Journal in effect on the date such payment was required to be made, through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law (“Interest Expense”). The parties agree and understand that in no event shall Parent be required to pay both the Parent Termination Fee and the Willful Breach Antitrust Termination, it being understood and agreed that only one payment of either the Parent Termination Fee or the Willful Breach Antitrust Termination Fee shall ever be payable hereunder.

(e)     Notwithstanding anything to the contrary in this Agreement, if the Company terminates this Agreement, the Company’s right to receive the payment of either the Parent Termination Fee pursuant to Section 12.04(b)(iii), if any, or the payment of the Willful Breach Antitrust Termination Fee pursuant to Section 12.04(b)(iii), if any, shall be the sole and exclusive remedy (whether such remedy is sought in equity or at law, in contract, in tort or otherwise) of the Company, the stockholders of the Company and their respective Affiliates against Parent, the Equity Investors, the Financing Sources, and any of their respective former, current and future holders of any equity, partnership or limited liability company interest, controlling Persons, directors, officers, employees, agents, Affiliates, affiliated (or commonly advised) funds, representatives (including attorneys), members, managers, general or limited partners, stockholders, or assignees (each, a “Non-Recourse Party”), and any of their respective Non-Recourse Parties (collectively, the “Parent Related Parties”) for any loss, damage or other liability of any kind suffered as a result of any breach (including any Willful Breach) of any representation, warranty, covenant or agreement of this Agreement, the Support Agreement, the Commitment Letters or the Limited Guarantees or the failure of any of the transactions contemplated by this Agreement, the Support Agreement, the Commitment Letters or the Limited Guarantees to be consummated, in each case, in any circumstance in which the Company is permitted to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 12.04(b)(iii) or the payment of the Willful Breach Antitrust Termination Fee pursuant to Section 12.04(b)(iii). If the Company terminates this Agreement in a circumstance in which Parent is obligated to pay to the Company either the Parent Termination Fee pursuant to Section 12.04(b)(iii) or the Willful Breach Antitrust Termination Fee pursuant to Section 12.04(b)(iii), as applicable, upon payment of either the Parent Termination Fee (and any Interest Expense) or the payment of the Willful Breach Antitrust Termination Fee (and any Interest Expense), as applicable, none of the Parent Related Parties and Lender Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, the Support Agreement, the Commitment Letters, the Limited Guarantees or the transactions contemplated by this Agreement, the Support Agreement, the Commitment Letters or the Limited Guarantees (or the failure of any such transactions to be consummated) or as a result of any loss, damage or other liability of any kind suffered as a result of any breach (including any Willful Breach) of any representation, warranty, covenant or agreement of this Agreement, the Support Agreement, the Commitment Letters or the Limited Guarantees, and none of the Company or any of its Subsidiaries, or any of their respective stockholders or Representatives may seek to recover any other monetary damages from or seek any other remedy against any Parent Related Party or any Lender Related Party based on a claim in law or equity with respect to, any matter relating to or arising out of this Agreement, the Support Agreement, the Commitment Letters, the Limited Guarantees or the transactions contemplated by this Agreement, the Support Agreement, the Commitment Letters or the Limited Guarantees (or the failure of any such transactions to be consummated), including, without limitation, (i) any loss suffered as a result of the failure of the Merger to be consummated, (ii) the termination of this Agreement or (iii) any liabilities or obligations arising under this Agreement, the Support Agreement, the Commitment Letters or the Limited Guarantees or any loss, damage or other liability of any kind suffered as a result of any breach (including any Willful Breach) of any representation, warranty, covenant or agreement of this Agreement, the Support Agreement, the Commitment Letters or the Limited Guarantees, provided, however that nothing herein shall limit the rights and remedies of the Company and its Affiliates under the Confidentiality Agreements.

(f)      Notwithstanding anything herein to the contrary, in any circumstance in which the Company is not permitted to terminate this Agreement and receive either the Parent Termination Fee pursuant to Section 12.04(b)(iii) or the Willful Breach Antitrust Termination Fee pursuant to Section 12.04(b)(iii), as applicable, in no event shall the Company or the stockholders of the Company and their respective Affiliates be entitled to monetary damages (whether such damages are sought in equity or at law, in contract, in tort or otherwise), individually or in the aggregate, in excess of an amount equal to the amount of the Parent Termination Fee, as applicable, for any loss, damage or other liability of any kind suffered as a result of any breach (including any Willful Breach)

under this Agreement, the Support Agreement, the Commitment Letters, the Limited Guarantees, or otherwise arising out of or in connection with the transactions contemplated by this Agreement, the Support Agreement, the Commitment Letters or the Limited Guarantees (or the failure of any such transactions to be consummated). In no event shall the Company or the stockholders of the Company or their respective Affiliates seek to recover monetary damages from any Parent Related Party (other than Parent under the terms of this Agreement and the parties to the Confidentiality Agreements under the terms thereof) or from any Lender Related Party. The Parent Related Parties and the Lender Related Parties are intended third party beneficiaries of this Section.

Section 12.05.  Disclosure Schedule. The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of the relevant party that are contained in this Agreement, (other than Section 5.10(a)), but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties is reasonably apparent. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty (or covenant, as applicable) shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

Section 12.06.  Binding Effect; Benefit; Assignment. (a) Subject to Section 12.06(b), the provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 8.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, and other than the right of any holders of Shares, Company Options and Vested Company Stock Units to receive the Merger Consideration in respect of their Shares, Company Options and Vested Company Stock Units, as contemplated by Article 3.

(b)      No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; provided, that, prior to the time that the Proxy Statement is mailed to the Company’s stockholders, Parent may designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided, further that any such assignment or designation shall not and would not be reasonably expected to impede or delay the consummation of the Merger or the other transactions contemplated by this Agreement or otherwise materially impair or impede the rights of the Company’s stockholders under this Agreement. Any purported assignment, delegation or other transfer in violation of this Section 12.06(b) shall be void.

Section 12.07.  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 12.08.  Jurisdiction. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party.

(b)      Notwithstanding anything to the contrary in this Agreement, each of the parties acknowledges and irrevocably agrees (on behalf of itself and its Affiliates): (i) that any claim, action or proceeding, whether at law or in equity, in contract, in tort or otherwise, involving any of the Lender Related Parties arising out of, or relating to, this Agreement, the transactions contemplated hereby or the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each of the parties submits to the exclusive jurisdiction of such court with respect to any such claim, action or proceeding; (ii) not to bring or permit any of their affiliates to bring or support anyone else in bringing any such action, claim or proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in the Debt Commitment Letter will be effective service of process against them for any such action, claim or proceeding brought in any such court; (iv) to waive and hereby does waive, to the fullest extent permitted by Applicable Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action, claim or proceeding in any such court; (v) that any such action, claim or proceeding will be governed and construed in accordance with the laws of the State of New York; and (vi) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

Section 12.09.  WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO THE DEBT FINANCING).

Section 12.10.  Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 12.11.  Entire Agreement. This Agreement and the Confidentiality Agreements constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 12.12.  Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party; provided that, the parties intend that the remedies and limitations thereon contained in Section 12.04 (Expenses) be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Commitment Letters or the Limited Guarantee. Upon such a determination of severability pursuant to the foregoing sentence, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.13.  Specific Performance. (a) The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, subject, in the case of specific enforcement of Parent’s and Merger Sub’s obligations to consummate the Merger (and/or draw down the proceeds of the Equity Financing) only, to Section 12.13(b), the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement or the Commitment

Letters, the Company, on the one hand, and Parent or Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement or the Commitment Letters by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement or the Commitment Letters to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other (as applicable) under this Agreement or the Commitment Letters, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required, and this right shall include the right of the Company to cause Parent or Merger Sub to fully enforce the terms of the Commitment Letters, including by requiring Parent and Merger Sub to file one or more lawsuits against the Financing Sources to fully enforce the Financing Sources’ obligations under the Commitment Letters. The pursuit of specific enforcement or other equitable remedies by any party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time.

(b)     Notwithstanding anything herein to the contrary, (1) in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s and Merger Sub’s obligations to consummate the Merger if a Debt Financing Failure has occurred and (2) the Company shall be entitled to enforce or seek to enforce specifically Parent’s and Merger Sub’s obligations to consummate the Merger (and/or draw down the proceeds of the Equity Financing) if and only if (i) all conditions in Section 10.01 and Section 10.02 have been satisfied (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of those conditions at the Closing) at the time the Closing is required to occur pursuant to Section 3.01(b), (ii) the Debt Financing provided for by the Debt Commitment Letters is available for immediate drawdown in accordance with its terms if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed in writing that if specific performance is granted, then the Company will take such actions to ensure that Closing will occur. For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and payment of the Parent Termination Fee.

Section 12.14.  No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that it is specifically intended that (A) the Indemnified Persons (solely with respect to Section 8.03), (B) the Lender Related Parties (solely with respect to Section 12.04(e) and (f) (Expenses), Section 12.08 (Jurisdiction), Section 12.09 (Waiver of Jury Trial), Section 12.12 (Severability), this Section 12.14 (No Third-Party Beneficiaries) and Section 12.15 (No Recourse) and (C) the Parent Related Parties (solely with respect to Section 12.04(e) and (f) (Expenses), Section 12.07 (Governing Law), Section 12.08 (Jurisdiction), Section 12.09 (Waiver of Jury Trial), Section 12.12 (Severability), this Section 12.14 (No Third-Party Beneficiaries) and Section 12.15 (No Recourse)) are third-party beneficiaries of this relevant provisions of this Agreement.

Section 12.15.  No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this

Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no Parent Related Party (other than the Equity Investors to the extent set forth in their respective Limited Guarantee) or Lender Related Party shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of the Company against Parent or Merger Sub hereunder, in no event shall the Company or any of its Affiliates, and the Company agrees not to and to cause its Affiliates not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Parent Related Party (other than any payment from each Equity Investor to the extent set forth in their respective Limited Guarantee) or Lender Related Party.

[The remainder of this page has been intentionally left blank;
the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

PHARMERICA CORPORATION

By:	/s/ Gregory S. Weishar
	Name:	Gregory S. Weishar
	Title:	Chief Executive Officer

PHOENIX PARENT HOLDINGS INC.

By:	/s/ Max C. Lin
	Name:	Max C. Lin
	Title:	Vice President and Secretary

PHOENIX MERGER SUB INC.

By:	/s/ Max C. Lin
	Name:	Max C. Lin
	Title:	Vice President and Secretary

.

Exhibit A

Certificate of Incorporation of the Surviving Corporation

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PHARMERICA CORPORATION

FIRST: The name of the corporation (which is hereinafter referred to as the “Corporation”) is PharMerica Corporation.

SECOND: The registered office of the Corporation in the State of Delaware is located at 4001 Kennett Pike, Suite 302, County of New Castle, Wilmington, DE 19807, and the name of the registered agent of the Corporation whose office address will be the same as the registered office is Maples Fiduciary Services (Delaware) Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”), as from time to time amended.

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 1,000, all of which shares shall be Common Stock having a par value per share of $0.01.

FIFTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this certificate of incorporation, bylaws of the Corporation may be adopted, amended or repealed by a majority of the board of directors of the Corporation. Election of directors need not be by written ballot.

SIXTH: No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended. Any amendment, repeal or modification of this ARTICLE SIXTH shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, repeal or modification. If the DGCL is amended after the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

SEVENTH: (a) The Corporation shall, to the fullest extent permitted by law as it presently exists and may hereafter be amended, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (a “Proceeding”), whether civil, criminal, administrative or investigative, by reason of the fact that he or she (or a person for whom he or she is the legal representative) is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, and may indemnify any person who was or is a party or is threatened to be made a party to such a Proceeding by reason of the fact that he or she is or was an employee or agent of the Corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such Proceeding and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, had no reasonable cause to believe his or her conduct was unlawful; except that in the case of a Proceeding by or in the right of the Corporation to procure a judgment in its favor (1) such indemnification shall be limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person in the defense or settlement of such Proceeding, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such Proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Notwithstanding the foregoing, but subject to paragraph (e) of this ARTICLE SEVENTH, the Corporation shall not be obligated to indemnify a director or officer of the Corporation in respect of a Proceeding (or part thereof) instituted by such director or officer, unless such Proceeding (or part thereof) has been authorized in the specific case by the board of directors. The termination of any Proceeding by judgment, order settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(b) To the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any Proceeding referred to in paragraph (a) of this ARTICLE SEVENTH or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(c) Any indemnification of a present or former director or officer of the Corporation under paragraph (a) of this ARTICLE SEVENTH (unless ordered by a court) shall be made by the Corporation unless a determination is made that indemnification of the present or former director or officer is not proper in the circumstances because he or

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she has not met the applicable standard of conduct set forth in paragraph (a) of this ARTICLE SEVENTH. Any indemnification of a present or former employee or agent of the Corporation under paragraph (a) of this ARTICLE SEVENTH (unless ordered by a court) may be made by the Corporation upon a determination that indemnification of the present or former employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in paragraph (a) of this ARTICLE SEVENTH. Any such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(d) To the fullest extent not prohibited by law, expenses (including attorneys’ fees) incurred by a current or former director or officer in defending any civil, criminal, administrative or investigative Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding; provided, however, that such advancement of expenses shall, to the extent required by law, be made only upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this ARTICLE SEVENTH.

(e) Any indemnification of a director or officer of the Corporation under paragraphs (a) and (b) of this ARTICLE SEVENTH, or advance of costs, charges and expenses to a director or officer under paragraph (d) of this ARTICLE SEVENTH, shall be made promptly, and in any event within thirty (30) days, upon the written request of the director or officer. If a determination by the Corporation that the director or officer is entitled to indemnification pursuant to this ARTICLE SEVENTH is required, and the Corporation fails to respond within thirty (30) days to a written request for indemnity, the Corporation shall be deemed to have approved such request. If the Corporation denies a written request for indemnity or advancement of expenses, in whole or in part, or if payment in full pursuant to such request is not made within thirty (30) days, the right to indemnification or advances as granted by this ARTICLE SEVENTH shall be enforceable by the director or officer in any court of competent jurisdiction. Such person’s costs and expenses incurred in connection with successfully establishing his or her right to indemnification or advancement, in whole or in part, in any such Proceeding shall also be indemnified by the Corporation. It shall be a defense to any such Proceeding (other than an action brought to enforce a claim for the advance of costs, charges and expenses under paragraph (d) of this ARTICLE SEVENTH where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in paragraph (a) of this ARTICLE SEVENTH, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its board of directors, its independent legal counsel, and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in paragraph (a) of this ARTICLE

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SEVENTH, nor the fact that there has been an actual determination by the Corporation (including its board of directors, its independent legal counsel, and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(f) The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each director, officer, employee and agent who serves in any such capacity at any time while these provisions as well as the relevant provisions of the DGCL are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any Proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a “contract right” may not be modified retroactively without the consent of such director, officer, employee or agent. The indemnification provided by this ARTICLE SEVENTH shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) The Corporation may purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person or on such person’s behalf in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this ARTICLE SEVENTH.

(h) If this ARTICLE SEVENTH or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director or officer and may indemnify each employee or agent of the Corporation as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to a Proceeding, whether civil, criminal, administrative or investigative, including a Proceeding by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this ARTICLE SEVENTH that shall not have been invalidated and to the fullest extent permitted by applicable law.

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